Exhibit 4.6


        SCHEME MADE PURSUANT TO PARAGRAPHS 13 AND 17 OF SCHEDULE 7 TO THE UTILITIES ACT 2000 IN RESPECT OF THE PUBLIC ELECTRICITY SUPPLY LICENCE
        AND THE OTHER SUPPLY LICENCES OF YORKSHIRE ELECTRICITY GROUP PLC








                            MADE ON 28 SEPTEMBER 2001

1

                                                   CONTENTS

CLAUSE        SUBJECT MATTER                                            PAGE


              Recitals.............................................        2

1.            Interpretation.......................................        3
2.            Amendment and treatment of Existing Licences.........        4
3.            New Standard Conditions..............................        4
4.            Distribution licensee and Supply licensee............        4
5.            Continuing effect....................................        5
Annex 1       The Electricity Distribution Licence.................        6

              Part I: The Terms of the licence.....................        7

              Part II: The Standard Conditions.....................        8

              Part III: Amendments to the Standard Conditions......        9

              Part IV: The Special Conditions......................       10

              Schedule 1: Specified Area...........................       51

              Schedule 2: Revocation...............................       52
              Schedule 3: Distribution Services Area...............       54

 Annex 2      The Electricity Supply Licence.......................       55

              Part I: The Terms of the licence.....................       56

              Part II: The Standard Conditions.....................       57

              Part III: Amendments to the Standard Conditions......       59

              Part IV: The Special Conditions......................       60

              Schedule 1: Specified Area...........................       90
              Schedule 2: Revocation...............................       93
              Schedule 3: supply Services Area.....................       95

                                   THE SCHEME



Pursuant to paragraphs 13 and 17 of Schedule 7 to the Utilities Act 2000 ("the 2000 Act") and having regard to the transfer scheme described in Recital 5 below, the Secretary of State hereby makes the following Scheme which shall come into operation on the determination day:

RECITALS

WHEREAS:

1.   Immediately prior to the determination day Yorkshire  Electricity Group plc
     (company  registered  no.  2366995)(the   "Company")  holds  the  following
     licences:

1.1  a public  electricity  supply licence  granted on 26 March 1990 pursuant to section 6(1)(c) of the Electricity Act 1989 (the "PES Licence");

1.2 a supply licence granted on 8 June 1990 pursuant to section 6(2) of the Electricity Act 1989 in relation to premises in England and Wales (the "Second Tier Licence"); and

1.3 a supply licence granted on 25 March 1991 pursuant to section 6(2) of the Electricity Act 1989 in relation to premises in Scotland (the "Second Tier (Scotland) Licence"),

           (together called the "Existing Licences").

2. Paragraph 1 of Schedule 7 to the 2000 Act ("Schedule 7") applies to the Company as the holder of the PES Licence referred to in Recital 1 above and each of the Existing Licences is an existing supply licence under section 6(1)(c) or section 6(2) of the Electricity Act 1989 held by a holder to whom paragraph 1 of Schedule 7 applies.

3. Pursuant to Part I of Schedule 7 the Company has nominated the associates (as defined in paragraph 12 of Schedule 7) which will hold the licences to have effect on and after the determination day as a distribution licence under section 6(1)(c) of the Electricity Act 1989 (the "Electricity Distribution Licence") and in the case of the other relevant parts of the PES Licence and the Second Tier Licence and the Second Tier (Scotland) Licence as a single electricity supply licence under section 6(1)(d) of the Electricity Act 1989 (the "Electricity Supply Licence").

4. The persons nominated, pursuant to paragraph 2(1)(b) of Schedule 7, are Npower Yorkshire Supply Limited (the "Electricity Supply licensee") being an associate of the Company as defined in paragraph 12 of Schedule 7 to hold the Electricity Supply Licence and Yorkshire Electricity Distribution plc (the "Electricity Distribution licensee") being an associate of the Company as defined in paragraph 12 of Schedule 7 to hold the Electricity Distribution Licence.

5. The Company has made and submitted to the Secretary of State for his approval a transfer scheme (as defined in paragraph 2(2) of Schedule 7) for the purpose of dividing the property, rights and liabilities therein specified between the Company and each of the Electricity Supply licensee and the Electricity Distribution licensee and for giving effect to other matters within the provisions of paragraph 2 of Schedule 7.

6. The Secretary of State has approved the transfer scheme described in Recital 5 above as provided for in paragraph 5 of Schedule 7.

7. The purpose of this Scheme, which is made by the Secretary of State pursuant to paragraph 13 of Schedule 7, is to provide for:

     7.1 the relevant parts of the PES Licence relating to distribution to be amended and as so amended to have effect on and after the determination day as an Electricity Distribution Licence on the terms of this Scheme held by the Electricity Distribution licensee; and

     7.2 the relevant parts of the PES Licence relating to supply and each of the Second Tier Licence and the Second Tier (Scotland) Licence together to be amended and as so amended to have effect on and after the determination day as an Electricity Supply Licence on the terms of this Scheme held by the Electricity Supply licensee.


1. INTERPRETATION

1.1 In this Scheme unless the context otherwise requires the following expressions shall bear the meanings ascribed to them below:

     "the Authority"             means   the   Gas   and   Electricity   Markets
                                 Authority established pursuant to section 1 of the 2000 Act;

     "determination day"         means   the   date  on   which   the   standard
                                 conditions  of  the  electricity   distribution
                                 licences  and   electricity   supply   licences
                                 respectively (determined by the Secretary of State by virtue of section 33(1) of the 2000
                                 Act) take effect;

     "PES Distribution Licence   means all the terms and  conditions  of the PES
     Terms and Conditions"       Licence  relating  to  the  activities  of  the
                                 holder of a distribution licence (within the meaning of the Electricity Act 1989); and

     "PES Supply Licence Terms   means all the terms and  conditions  of the PES
     and Conditions"             Licence  relating  to  the  activities  of  the
                                 holder  of  a  supply   licence   (within   the
                                 meaning of the Electricity Act 1989).

1.2 Without prejudice to sections 11 and 23(1) of the Interpretation Act 1978, this Scheme shall be interpreted and construed in like manner as an Act of Parliament passed after the commencement of the Interpretation Act 1978.

1.3 Unless the context otherwise requires, words and expressions used in Part I of the Electricity Act 1989 (as in force immediately before the determination day, or as the context requires, as in force from the determination day) and the 2000 Act shall bear the same meaning in this Scheme.

2.   AMENDMENT AND TREATMENT OF EXISTING LICENCES

     On the determination day, the Existing Licences shall be amended so that -

(a) the PES Distribution Licence Terms and Conditions as amended by this Scheme shall take effect as an electricity distribution licence in the form set out in Annex 1 hereto and as if such licence had been granted by the Authority under section 6(1)(c) of the Electricity Act 1989; and

(b) the PES Supply Licence Terms and Conditions, the Second Tier Licence and the Second Tier (Scotland) Licence in each case as amended by this Scheme, shall take effect as a single electricity supply licence in the form set out in Annex 2 hereto and as if such licence had been granted by the Authority under section 6(1)(d) of the Electricity Act 1989.

3.   NEW STANDARD CONDITIONS

3.1 Each condition of the standard conditions determined and published by the Secretary of State under section 33(1) of the 2000 Act as standard conditions for the purposes of electricity distribution licences under section 6(1)(c) of the Electricity Act 1989 shall on the determination day be incorporated in Part II of the Electricity Distribution Licence in substitution for all the licence conditions in the PES Distribution Licence Terms and Conditions excluding those licence conditions which are saved, as amended, as special conditions in Part IV of the Electricity Distribution Licence.

3.2 Each condition of the standard conditions determined and published by the Secretary of State under section 33(1) of the 2000 Act as standard conditions for the purposes of electricity supply licences under section 6(1)(d) of the Electricity Act 1989 shall on the determination day be incorporated in Part II of the Electricity Supply Licence in substitution for:

     (a) all the licence conditions in the PES Supply Licence Terms and Conditions;

     (b)  all the licence conditions in the Second Tier Licence; and

     (c)  all the licence conditions in the Second Tier (Scotland) Licence,

     in each case excluding those licence conditions which are saved, as amended, as special conditions in Part IV of the Electricity Supply Licence.

4.       DISTRIBUTION LICENSEE AND SUPPLY LICENSEE

4.1      The Scheme  shall take effect as a scheme made under  paragraph  13 of
         Schedule 7 and on the basis that the Electricity Distribution Licence and the Electricity Supply Licence shall by virtue of this Scheme as from the determination day be held respectively by the Electricity Distribution licensee and by the Electricity Supply licensee.

5.   CONTINUING EFFECT

5.1 In so far as permitted by or in pursuance of the relevant set of new standard conditions and the special conditions set out in Part IV of the Electricity Supply Licence, or as the case may be, the Electricity Distribution Licence, anything done under or by virtue of the Existing Licences which is in effect immediately before the determination day shall have continuing effect as if it were done under or by virtue of -

     (a)  the Electricity Supply Licence,

     (b)  the Electricity Distribution Licence, or

     (c)  both those licences,

     according to the nature of activities to which the thing done relates.


5.2 In so far as permitted by or in pursuance of the relevant set of new standard conditions and the special conditions set out in Part IV of the Electricity Supply Licence, or as the case may be, the Electricity Distribution Licence, and without prejudice to the generality of sub-clause
     5.1 above,

     (a) every statement, code or other document prepared pursuant to an obligation in the Existing Licences; and

     (b) every direction, consent, determination or other instrument given by the Authority under the Existing Licences,

     which is in effect immediately prior to the determination day shall have continuing effect as if prepared or given pursuant to -

     (i)  the Electricity Supply Licence,

     (ii) the Electricity Distribution Licence, or

     (iii) both those licences,

     according to the nature of the activities to which the instrument relates.

5.3 Any dispute arising as to the allocation of a particular thing, document or instrument to the Electricity Supply Licence or Electricity Distribution Licence pursuant to sub-clauses 5.1 or 5.2 may be referred by the Authority, the Electricity Distribution licensee or, as the case may be, the Electricity Supply licensee to an independent expert appointed by the Authority.


On this the  28th  day of September 2001



.................................................................
An official of the Department of Trade and Industry authorised to act on behalf of the Secretary of State.

                                     ANNEX 1




                              ELECTRICITY ACT 1989
                                 SECTION 6(1)(C)






                        ELECTRICITY DISTRIBUTION LICENCE

                                       FOR

                     YORKSHIRE ELECTRICITY DISTRIBUTION PLC

                          PART I - TERMS OF THE LICENCE

1. This licence, treated as granted under section 6(1)(c) of the Electricity Act 1989 ("the Act"), authorises Yorkshire Electricity Distribution plc (a company registered in England and Wales under number 4112320) ("the licensee") whose registered office is situated at Carliol House, Market Street, Newcastle Upon Tyne, NE1 6NE, to distribute electricity for the purpose of giving a supply to any premises in the specified area in
     Schedule 1 or enabling a supply to be so given during the period specified in paragraph 3 below, subject to:

     (a) the standard conditions of electricity distribution licences referred to in Part II below, which shall have effect in the licence subject to such amendments (if any) as are set out in Part III below (together "the conditions");

     (b) the special conditions, if any, set out in Part IV below ("the special conditions");

     (c) such Schedules hereto, if any, as may be referenced in the conditions, the special conditions or the terms of the licence.

2.   This  licence  is  subject  to  transfer,   modification  or  amendment  in
     accordance with the provisions of the Act, the special conditions or the conditions.

3. This licence, unless revoked in accordance with the terms of Schedule 2, shall continue until determined by not less than 25 years' notice in writing given by the Authority to the licensee.

4. The provisions of section 109(1) of the Act (Service of documents) shall have effect as if set out herein and as if for the words "this Act" there were substituted the words "this licence".

5. Without prejudice to sections 11 and 23(1) of the Interpretation Act 1978, Parts I to IV inclusive of, and the Schedules to, this licence shall be interpreted and construed in like manner as an Act of Parliament passed after the commencement of the Interpretation Act 1978.

6. References in this licence to a provision of any enactment, where after the date of this licence -

     (a) the enactment has been replaced or supplemented by another enactment, and

     (b) such enactment incorporates a corresponding provision in relation to fundamentally the same subject matter,

     shall be construed, so far as the context permits, as including a reference to the corresponding provision of that other enactment.

7. Pursuant to paragraph 5 of standard condition 2 (Application of Section C (Distribution Services Obligations)) of the Electricity Distribution Licence the "distribution services area" is specified in Schedule 3 hereto.

Pursuant to a licensing  scheme made by the  Secretary of State under Part II of
Schedule 7 to the Utilities Act 2000 on 28 September 2001 this licence was made and is treated as granted under section 6(1)(c) of the Electricity Act 1989.

                        PART II - THE STANDARD CONDITIONS

                  STANDARD CONDITIONS IN EFFECT IN THIS LICENCE



SECTION A                 SECTION B                     SECTION C


Standard condition 1      Standard condition 4          Standard condition 32


Standard condition 2      Standard condition 4A         Standard condition 32A


Standard condition 3      Standard condition 4B         Standard condition 34

                          Standard condition 4C         Standard condition 35

                          Standard condition 5          Standard condition 36

                          Standard condition 6          Standard condition 36A

                          Standard condition 7          Standard condition 36B

                          Standard condition 8          Standard condition 36C

                          Standard condition 9          Standard condition 37

                          Standard condition 9A         Standard condition 38

                          Standard condition 10         Standard condition 39

                          Standard condition 11         Standard condition 40

                          Standard condition 12         Standard condition 41

                          Standard condition 12A        Standard condition 42

                          Standard condition 13         Standard condition 42A

                          Standard condition 14         Standard condition 43

                          Standard condition 15         Standard condition 44

                          Standard condition 16         Standard condition 45

                          Standard condition 17         Standard condition 46

                          Standard condition 18         Standard condition 47

                          Standard condition 19         Standard condition 48

                          Standard condition 20         Standard condition 49

                          Standard condition 21

                          Standard condition 22

                          Standard condition 23

                          Standard condition 24

                          Standard condition 25

                          Standard condition 26

                          Standard condition 29

Note: A copy of the current standard conditions of electricity distribution licences can be inspected at the principal office of the Authority. The above list is correct at the date of this licence but may be changed by subsequent amendments or modifications to the licence. The authoritative up-to-date version of this licence is available for public inspection at the principal office of the Authority.

                PART III - AMENDMENTS TO THE STANDARD CONDITIONS

There are no amendments to the standard conditions of electricity distribution licences.

                          PART IV - SPECIAL CONDITIONS

SPECIAL CONDITION A:  DEFINITIONS AND INTERPRETATION
----------------------------------------------------

1. Unless the context otherwise requires, words and expressions used in the standard conditions of this licence shall bear the same meaning in these Special Conditions.


2. Special Conditions B to F and Schedule A to those Conditions shall only apply to the distribution services area (as defined in standard condition 1 (Definitions and Interpretation)) of the licensee.

3.   In Special Conditions B to F and Schedule A to those Conditions:


     "attributed"

                    means when used in relation to transmission connection point charges or remote transmission asset rentals or distribution losses, attributed in accordance with the principles set out in Part A of Schedule A and attribute, attributed, attributable and attribution shall be construed accordingly.


     "average charge per
     unit distributed"

                    means the distribution revenue in the relevant year divided by the regulated quantity distributed in that year.

     "average specified rate"

                    means the average of the daily base rates of Barclays Bank plc current from time to time during the period in respect of which the calculation falls to be made.


     "charge restriction
       conditions"

                    means Special Conditions A to F inclusive together with Schedule A to this licence, as from time to time modified or replaced in accordance with the provisions of the Act.

     "distribution losses"

                    means units unaccounted for on the licensee's distribution system, measured as being the difference between the units metered on entry into the system and the units metered on leaving the system.

     "distribution revenue"

                    means the revenue (measured on an accruals basis) derived by the licensee from the provision of distribution services in the relevant year, after deduction of:


                    (i)  an  amount  equal  to  such  part of the  total  amount payable  in  that  relevant  year  to the  transmission
                         company (measured on an accruals basis) in respect of transmission connection point charges and remote transmission asset rentals and which would otherwise be included in distribution revenue by reason of being recovered in that relevant year by the licensee in its use of system charges, as falls to be attributed to the regulated quantity distributed in that relevant year; and

                    (ii) value  added  tax (if any) and any  other  taxes  based directly on the amounts so derived.


     "distribution
      services"

                    means all services provided by the licensee as part of its distribution business other than excluded services.

     "EHV premises"

                    means those premises to which units are delivered by the licensee which fall to be treated as EHV premises in accordance with Part B of Schedule A.

     "EHV units"

                    means units distributed by the licensee which are delivered or deemed to be delivered to EHV premises.


     "eleventh relevant
      year"

                    means the relevant year commencing 1st April 2000.

     "excluded services"

                    means those services provided by the licensee which in accordance with the principles set out in Part C of Schedule A fall to be treated as excluded services.

     "HV units"

                    means units (other than EHV units) distributed by the licensee which are delivered to premises connected to the licensee's distribution system at a voltage at or higher than 1000 volts.

     "LV units"

                    means units distributed by the licensee which are delivered to premises connected to the licensee's distribution system at a voltage less than 1000 volts.

     "LV1 units"

                    means LV units which are distributed by the licensee outside night-time periods to domestic premises or small premises (other than domestic premises) where the appropriate use of system charges apply different rates in night-time periods as opposed to other times of day, for the avoidance of doubt including the use of system charges under the tariffs specified in paragraph D2 of Part D of Schedule A.

     "LV2 units"

                    means LV units which are distributed by the licensee to domestic premises or small premises (other than domestic premises):

                    (a) during night-time periods, where the appropriate use of system charges apply different rates in night-time periods as opposed to other times of the day; or


                    (b)  where  the   appropriate  use  of  system  charges  are
                         incorporated into tariffs which restrict availability of supply to specified off-peak periods,


                    for the avoidance of doubt including the use of system charges under the tariffs specified in paragraph D3 of Part D of Schedule A.

     "LV3 units"

                    means LV units other than LV1 and LV2 units, for the avoidance of doubt including units distributed under the tariffs specified in paragraph D4 of Part D of Schedule A.

     "maximum average charge
      per unit distributed"

                    means the charge calculated in accordance with the formula in paragraph 1 of Special Condition B (Restriction of distribution charges).

     "metered"

                    means, in relation to any quantity distributed, as measured by a meter installed for such purpose or (where no such meter is installed or it is not reasonably practicable to measure the quantity by such meter) as otherwise reasonably calculated.

     "regulated distribution
      unit category"

                    means as the case may be HV units or LV1 units or LV2 units or LV3 units.

     "regulated quantity
      distributed"

                    means the aggregate quantity of units distributed (for any person under use of system) by the licensee through the
                    licensee's   distribution  system  in  relevant year t
                    metered at exit points on leaving the licensee's distribution system but excluding for this purpose:

                    (a) Units distributed for the purpose of supply to premises outside the licensee's distribution services area; and

                    (b)  EHV units.

     "relevant year"

                    means a  financial  year  commencing  on or after  1st April
                    1990.

     "relevant year t"

                    means that relevant year for the purposes of which any calculation falls to be made; "relevant year t-1" means the relevant year preceding relevant year t or, in respect of the period prior to 1st April 1990, the period of 12 calendar months commencing on 1st April 1989; and similar expressions shall be construed accordingly.

     "remote transmission
      asset rental"

                    means any rent or other periodic payment payable by the distribution business of the licensee to the transmission company in respect of remote transmission assets forming part of the licensee's distribution system.

     "transmission connection
     point charges"


                    means charges levied by the transmission company as connection charges by direct reference to the number or nature of the connections between the licensee's distribution system and the transmission system and payable by the distribution business of the licensee.


     "unit"

                    means a kilowatt hour.

3.   Any reference in these Special Conditions to -


     (a)  a provision thereof;

     (b) a provision of the standard conditions of electricity distribution licences;

     (c)  a provision of the standard conditions of electricity supply licences;

     (d) a provision of the standard conditions of electricity generation licences;

     (e) a provision of the standard conditions of electricity transmission licences;

     shall, if these or the standard conditions in question come to be modified, be construed, so far as the context permits, as a reference to the corresponding provision of these or the standard conditions in question as modified.

SPECIAL CONDITION B: RESTRICTION OF DISTRIBUTION CHARGES
--------------------------------------------------------

Basic Formula
-------------

1. Without prejudice to Special Condition E (Allowance in respect of security costs), the licensee shall in setting its charges for the provision of distribution services use its best endeavours to ensure that in any relevant year the average charge per unit distributed shall not exceed the maximum average charge per unit distributed calculated in accordance with the following formula:

          Mdt =  Pdt  +  PNdt  -  PMdt  -  Kdt


2. For the purposes of paragraph 1, Mdt means the maximum average charge per unit distributed in relevant year t.


Formula for Pdt as used in paragraph 1
--------------------------------------


3.   For the purposes of paragraph 1, Pdt is derived from the following formula:

          Pdt =   (PUM x GRt x PIDt) + (PL x (ALt-Lt) x PILt)
                  -------------------------------------------
                              Dt


                 where:


     PUM means the amount set against that term in the part of Annex A to this Condition that applies to the licensee.


     GRt in the eleventh relevant year has the value of 1 and in each subsequent relevant year is derived from the following formula:

                             the sum of Poi x Dit         Cdt
                 GRt = 0.5 ( ------------------------ +   ----- )  GRt-1
                             the sum of Poi x Dit-1      Cdt-1


                 where
     sum of (sign)
                    means the summation across all regulated distribution unit categories i as described in the definition of the term Poi.

     Poi
                    means, in respect of each regulated distribution unit category i set out in column 1 under that term in the part of Annex A to this Condition which applies to the licensee, the value opposite that category in column 2.

     Dit
                    means that number of units in each regulated distribution unit category i distributed in relevant year t.


     Dit-1
                    means that number of units in each regulated distribution unit category i distributed in relevant year t-1.


     Cdt
                    means a notional figure, representing the number of customers in the distribution services area (for the purpose of this term Cdt only) for each relevant year, given in the table appearing under that term in the part of Annex A to this Condition that applies to the licensee.


     Cdt-1
                    means the number equal to Cdt in relevant year t-1.


     PIDt
                    in the eleventh relevant year has the value of 1 and in each subsequent relevant year is derived from the following formula:

                                  RPIt - Xdt
                      PIDt = (1 + ---------- ) PIDt-1
                                      100

                 where


     RPIt
                    means the percentage change (whether of a positive or a negative value) in the arithmetic average of the Retail Price Index numbers published or determined with respect to each of the six months July to December (inclusive) in relevant year t-1 and the arithmetic average of the Retail Price Index numbers published or determined with respect to the same months in relevant year t-2.


     Xdt
                    shall equal 3.


     PL
                    means an amount equal to 2.9p.

     ALt
                    means an amount (in units) representing allowed distribution losses in relevant year t, being the allowed percentage of the adjusted units distributed (calculated as provided in paragraph E5 of Part E of Schedule A) where, in respect of each relevant year t, the allowed percentage shall equal that percentage which the aggregate of adjusted distribution losses (calculated as provided in paragraphs E2 to E5 of Part E of Schedule A) over the 10 preceding relevant years bears to the aggregate of adjusted units distributed (calculated as aforesaid) over the corresponding relevant years.

     Lt
                    means in respect of relevant year t, adjusted grid supply point purchases less adjusted units distributed (calculated as provided in paragraphs E2 to E5 of Part E of Schedule A).


     PILt
                    is derived from the following formula:

                                RPIt
                    PILt = (1 + ---- ) PILt-1
                                100

                    where, for the eleventh relevant year, PILt-1 equals 1.

     Dt
                    means the regulated quantity distributed in relevant year t.


Formula for PNdt as used in paragraph 1
---------------------------------------

4. For the purposes of Paragraph 1, in the eleventh and subsequent relevant years the term PNdt shall be calculated in accordance with the following formula:

                             (PS + PR) PIRt
                  PNdt  =    --------------
                                   Dt

     where:


     PS
                    means an amount equal to (pound)3.25 million for each of the eleventh to the fifteenth relevant years, and thereafter shall be 0.

     PR
                    means, in the eleventh and all subsequent relevant years, the amount given against the licensee's name in Annex B to this Condition.

     PIRt
                    is derived from the following formula:

                                 RPIt
                     PIRt = (1 + -----) PIRt-1
                                  100

                    where for the ninth relevant year PIRt-1 equals 1


Formula for PMdt as used in Paragraph 1
---------------------------------------

5. For the purposes of paragraph 1, PMdt is derived from the following formula:

                             RMdt
                     PMdt =  -----
                               Dt

     where:

     RMdt
                    means an amount equal to the licensee's relevant reduction in costs in relevant year t, resulting from the fact that the licensee has ceased to provide meter provision services and meter operation services (as defined in paragraph 1 of standard condition 36B (Requirement to Offer Terms for the Provision of Distributor Metering and Data Services)) in respect of customers in respect of whom it provided meter provision services and meter operation services at 31 March 2000. The licensee's relevant reduction in costs shall be calculated in real terms, and shall be the amount, if any, by which the licensee's cash operating costs (excluding costs of a non-recurring nature) of providing such services in the relevant year t fall short of its cash operating costs (excluding costs of a non-recurring nature) of providing such services in the tenth relevant year, to the extent that such shortfall is attributable to the fact that the licensee has ceased, since 31 March 2000, to provide (whether directly or through an agent acting on its behalf) meter provision services and meter operation services in respect of such customers. The licensee's relevant reduction in costs shall exclude the amount of any reduction in costs in providing any services which constitute excluded services.


Formula for Kdt as used in Paragraph 1
--------------------------------------

6. For the purposes of paragraph 1, Kdt means the correction factor per unit (whether of a positive or a negative value) derived, subject to paragraph 3 of Special Condition C (Restriction of distribution charges: adjustments), from the following formula: provided that the value of Kdt for the eleventh relevant year shall be the value of Kdt arising for that year from the application of the formula applicable under Licence Condition 3A of the Public Electricity Supply licence previously granted to Yorkshire Electricity Group plc in the form of that condition in force on 31 March 2000, but adjusted by adding the amount of TAdt for the tenth relevant year, calculated by the application of the formula applicable under Licence Condition 3A of that Public Electricity Supply licence as then in force:


                  Rdt-1 - (Dt-1 x Mdt-1)       Idt
          Kdt =   ---------------------- (1 +  ---)
                        Dt                     100


     where:

     Rdt-1
                    means the distribution revenue in relevant year t-1.

     Dt-1
                   means the regulated  quantity  distributed  in relevant year
                    t-1.

     Mdt-1
                    means  maximum  average  charge  per  unit   distributed  in
                    relevant year t-1.


     Idt
                    means that interest rate in relevant year t which is equal to, where Kdt (taking no account of Idt for this purpose) has a positive value, the average specified rate plus 4, or where Kdt (taking no account of Idt for this purpose) has a negative value, the average specified rate.

ANNEX A TO SPECIAL CONDITION B (RESTRICTION OF DISTRIBUTION CHARGES)
--------------------------------------------------------------------

EASTERN ELECTRICITY LIMITED

                                                     (pound)m
                                                     --------

         PUM                                         287.9

         Cdt for relevant year beginning on
                                                     '000s
                                                     -----
                  1 April 2000                       3249
                  1 April 2001                       3281
                  1 April 2002                       3314
                  1 April 2003                       3347
                  1 April 2004                       3381
         every subsequent relevant year     3415

P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                2.0009
                  LV2                                0.3031
                  LV3                                1.3431
                  HV                                 0.4584

EAST MIDLANDS ELECTRICITY DISTRIBUTION PLC
                                                     (pound)m
                                                     --------

         PUM                                         240.3

         Cdt for relevant year beginning on
                                                     '000s
                                                     -----
                  1 April 2000                       2376
                  1 April 2001                       2400
                  1 April 2002                       2424
                  1 April 2003                       2448
                  1 April 2004                       2472
         every subsequent relevant year     2497

P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                1.6131
                  LV2                                0.5557
                  LV3                                1.5711
                  HV                                 0.6350

LONDON POWER NETWORKS PLC
                                                     (pound)m
                                                     --------

         PUM                                         220.8

         Cdt for  relevant year beginning on
                                                     '000s
                                                     -----
                  1 April 2000                       2072
                  1 April 2001                       2093
                  1 April 2002                       2114
                  1 April 2003                       2135
                  1 April 2004                       2156
         every subsequent relevant year     2178

P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                2.2073
                  LV2                                0.4057
                  LV3                                1.5912
                  HV                                 0.5932

MANWEB PLC
                                                     (pound)m
                                                     --------
         PUM                                         158.0


         Cdt for relevant year beginning on

                                                     '000s
                                                     -----
                  1 April 2000                       1423
                  1 April 2001                       1437
                  1 April 2002                       1452
                  1 April 2003                       1466
                  1 April 2004                       1481
         every subsequent relevant year     1496

P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                2.1041
                  LV2                                0.4323
                  LV3                                1.7558
                  HV                                 0.5097

GPU POWER NETWORKS (UK) PLC
                                                     (pound)m
                                                     --------

         PUM                                         243.5

         Cdt for relevant year beginning on
                                                     '000s
                                                     -----
                  1 April 2000                       2303
                  1 April 2001                       2326
                  1 April 2002                       2349
                  1 April 2003                       2373
                  1 April 2004                       2397
         every subsequent relevant year     2420

P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                1.9729
                  LV2                                0.3966
                  LV3                                1.6108
                  HV                                 0.5992

NORTHERN ELECTRIC DISTRIBUTION LIMITED
                                                     (pound)m
                                                     --------
         PUM                                         152.6


         Cdt for relevant year beginning on

                                                     '000s
                                                     -----
                  1 April 2000                       1500
                  1 April 2001                       1515
                  1 April 2002                       1530
                  1 April 2003                       1545
                  1 April 2004                       1561
         every subsequent relevant year     1577

P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                2.0911
                  LV2                                0.3273
                  LV3                                1.9284
                  HV                                 0.4723

NORWEB PLC
                                                     (pound)m
                                                     --------
         PUM                                         208.9


         Cdt for relevant year beginning on

                                                     '000s
                                                     -----
                  1 April 2000                       2250
                  1 April 2001                       2272
                  1 April 2002                       2295
                  1 April 2003                       2318
                  1 April 2004                       2341
         every subsequent relevant year     2365

     P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                2.1750
                  LV2                                0.2821
                  LV3                                1.6304
                  HV                                 0.5335

SEEBOARD POWER NETWORKS PLC
                                                     (pound)m
                                                     --------
         PUM                                         159.1

         Cdt for relevant year beginning on
                                                     '000s
                                                     -----
                  1 April 2000                       2153
                  1 April 2001                       2175
                  1 April 2002                       2196
                  1 April 2003                       2218
                  1 April 2004                       2240
         every subsequent relevant year     2263

P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                1.8735
                  LV2                                0.3213
                  LV3                                1.4098
                  HV                                 0.5892

SOUTHERN ELECTRIC POWER DISTRIBUTION PLC
                                                     (pound)m
                                                     --------
         PUM                                         297.7


         Cdt for relevant year beginning on

                                                     '000s
                                                     -----
                  1 April 2000                       2728
                  1 April 2001                       2755
                  1 April 2002                       2783
                  1 April 2003                       2811
                  1 April 2004                       2839
         every subsequent relevant year     2867

     P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                2.0600
                  LV2                                0.3816
                  LV3                                1.4815
                  HV                                 0.5560

WESTERN POWER DISTRIBUTION (SOUTH WALES) PLC
                                                     (pound)m
                                                     --------
         PUM                                         125.6

         Cdt for relevant year beginning on
                                                     '000s
                                                     -----
                  1 April 2000                       998
                  1 April 2001                       1008
                  1 April 2002                       1018
                  1 April 2003                       1028
                  1 April 2004                       1039
         every subsequent relevant year     1049

     P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                2.4442
                  LV2                                0.3641
                  LV3                                2.2009
                  HV                                 0.7272

WESTERN POWER DISTRIBUTION (SOUTH WEST) PLC
                                                     (pound)m
                                                     --------
         PUM                                         171.0

         Cdt for relevant year beginning on
                                                     '000s
                                                     -----
                  1 April 2000                       1369
                  1 April 2001                       1383
                  1 April 2002                       1397
                  1 April 2003                       1410
                  1 April 2004                       1425
         every subsequent relevant year     1439

     P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                2.3889
                  LV2                                0.6679
                  LV3                                1.8707
                  HV                                 0.5072

YORKSHIRE ELECTRICITY DISTRIBUTION PLC
                                                     (pound)m
                                                     --------
         PUM                                         215.4


         Cdt for relevant year beginning on

                                                     '000s
                                                     -----
                  1 April 2000                       2129
                  1 April 2001                       2150
                  1 April 2002                       2172
                  1 April 2003                       2194
                  1 April 2004                       2215
         every subsequent relevant year     2238

     P0i
         Column 1                                    Column 2
         unit category i                             value (p)
         ---------------                             ---------
                  LV1                                1.9497
                  LV2                                0.3271
                  LV3                                1.6654
                  HV                                 0.5750

ANNEX B TO SPECIAL CONDITION B (RESTRICTION OF DISTRIBUTION CHARGES)
--------------------------------------------------------------------



                                                                 PR(pound)M
                                                                 ----------

           EASTERN ELECTRICITY LIMITED                                2.97

           EAST MIDLANDS ELECTRICITY DISTRIBUTION PLC                 2.35

           GPU POWER NETWORKS (UK) PLC                                2.34

           LONDON POWER NETWORKS PLC                                  2.14

           MANWEB PLC                                                 1.69

           NORTHERN ELECTRIC DISTRIBUTION LIMITED                     1.76

           NORWEB PLC                                                 2.28

           SCOTTISH HYDRO-ELECTRIC POWER DISTRIBUTION POWER           1.16
           LIMITED

           SP DISTRIBUTION LIMITED                                    2.01

           SEEBOARD POWER NETWORKS PLC                                2.15

           SOUTHERN ELECTRIC POWER DISTRIBUTION PLC                   2.64

           WESTERN POWER DISTRIBUTION (SOUTH WALES) PLC               1.38

           WESTERN POWER DISTRIBUTION (SOUTH WEST) PLC                1.65

           YORKSHIRE ELECTRICITY DISTRIBUTION PLC                     2.19

 SPECIAL CONDITION C: RESTRICTION OF DISTRIBUTION CHARGES: ADJUSTMENTS
 ---------------------------------------------------------------------


1. If, in respect of any relevant year, the average charge per unit distributed exceeds the maximum average charge per unit distributed by more than 3 per cent, the licensee shall furnish an explanation to the Authority and in the next following relevant year the licensee shall not effect any increase in charges unless it has demonstrated to the reasonable satisfaction of the Authority that the average charge per unit distributed would not be likely to exceed the maximum charge per unit distributed in that next following relevant year.


2. If, in respect of any two successive relevant years, the sum of the amounts by which the average charge per unit distributed has exceeded the maximum average charge per unit distributed is more than 4 per cent, then in the next following relevant year the licensee shall, if required by the Authority, adjust its charges such that the average charge per unit distributed would not be likely, in the judgement of the Authority, to exceed the maximum average charge per unit in that next following relevant year.


3. If, in respect of two successive relevant years, the average charge per unit distributed is less than 90 per cent of the maximum average charge per unit distributed, the Authority, after consultation with the licensee, may direct that in calculating Kdt for the purposes of paragraph 6 of Special Condition B (Restriction of distribution charges) in respect of the next following relevant year, there shall be substituted for Rdt-1 in the formula at paragraph 6 of Special Condition B (Restriction of distribution charges) such figure as the Authority may specify being not less than Rdt-1 and not more than 0.90 (Dt-1.Mdt-1).

SPECIAL  CONDITION D:  INFORMATION TO BE PROVIDED TO THE AUTHORITY IN CONNECTION
--------------------------------------------------------------------------------
WITH THE CHARGE  RESTRICTION CONDITIONS
---------------------------------------

1. Where the licensee is intending to make any change in charges for the provision of distribution services regulated under Special Condition B (Restriction of distribution charges) the licensee shall (unless otherwise agreed by the Authority) not later than the date of publication of such charges provide the Authority with:


     (a) written forecast of the maximum average charge per unit distributed, together with its components, in respect of the relevant year t in which such a change is to take effect and in respect of the next following relevant year t+1; and


     (b) a written estimate of the maximum average charge per unit distributed, together with its components, in respect of the relevant year t-1 immediately preceding the relevant year in which the change is to take effect unless a statement complying with paragraph 7 in respect of relevant year t-1 has been furnished to the Authority before the publication of the proposed change.

2.       [No longer used]

3. If within three months of the commencement of any relevant year t the licensee has not made any such change in charges as is referred to in paragraph 1, the licensee shall provide the Authority with a written forecast of the maximum average charge per unit distributed, together with its components, in respect of the relevant year t.


4. The Authority may issue directions providing that any forecast or estimate provided in accordance with paragraphs 1 or 3 shall be accompanied by such information as regards the assumptions underlying the forecast or estimate as may be necessary to enable the Authority to be satisfied that the forecast or estimate has been properly prepared on a consistent basis.


5. Not later than six weeks after the commencement of each relevant year t, the licensee shall send to the Authority a statement as to:


     (a) whether or not the provisions of Special Condition C (Restriction of distribution charges: adjustments) are likely to be applicable in consequence of the average charge per unit distributed in the preceding relevant year t-1 or the two preceding relevant years t-1 and t-2; and


     (b) its best estimate as to the relevant correction factor Kdt to be applied in calculating the maximum average charge per unit distributed in respect of the relevant year t.


6.       [No longer used]

7. Not later than three months after the end of a relevant year the licensee shall send to the Authority a statement, in respect of that relevant year, showing the specified items referred to in paragraph 9.


8.   The statement referred to in the preceding paragraph shall be:


     (a) accompanied by a report from the Auditors that in their opinion (i) such statement fairly presents each of the specified items referred to in paragraph 9 in accordance with the requirements of the charge restriction conditions and (ii) the amounts shown in respect of each of those specified items are in accordance with the licensee's accounting records which have been maintained in respect of the distribution business in accordance with standard condition 42 (Regulatory Accounts) of this licence; and


     (b) certified by a director of the licensee on behalf of the licensee that to the best of his knowledge, information and belief having made all reasonable enquiries:


     (i) there is no amount included in its calculations under Special Condition B (Restriction of distribution charges) and Schedule A which represents other than:


          (aa) bona  fide   consideration  for  the  provision  of  distribution
               services in the course of its distribution business; or


          (bb) an amount permitted under the charge restriction conditions to be so included;


     (ii) there is no amount included in its calculations of allowed security costs under Special Condition E (Allowance in respect of security costs) which represents other than an amount permitted under the charge restriction conditions to be so included;

     (iii)no service has been treated as an excluded service which was not properly so treated and no amount included in the revenues in respect thereof represents other than bona fide consideration for the provision of the excluded service to which it relates;

     (iv) all amounts which should properly be taken into account for the purposes of the charge restriction conditions have been taken into account.

9. The specified items to be contained in the statement referred to in paragraph 7 shall be the following:


     (a)  the regulated quantity distributed;

     (b)  the quantity distributed in each regulated distribution unit category;

     (c)  the average charge per unit distributed;

     (d) the amount in respect of the Terms ALt and Lt, in paragraph 3 of Special Condition B (Restriction of distribution charges) calculated as therein provided;

     (e) the value of the term TAdt in respect of the tenth relevant year only, together with the value of each of its component parts, as detailed in paragraph 4 of Special Condition B (Restriction of distribution charges) in the form of the licence in force on 31 March 2000";

     (f) the information referred to at paragraph 8 of Special Condition E (Allowance in respect of security costs);

     (g) the statements and information referred to in paragraphs A5, B2, C7, D1 and E10 of Schedule A.

10. Where the Authority issues directions in accordance with paragraph 9 of Special Condition E (Allowance in respect of security costs) or paragraphs A6, B3, C8, D5 or E11 of Schedule A then such directions shall not have effect from a date earlier than the commencement of the relevant year to which the statement last furnished to the Authority pursuant to paragraph 7 prior to the issue of the directions related, unless such statement (or the accompanying report or certificate under paragraph 8) or any statement, report or certificate in respect of an earlier relevant year was incorrect or was misleading in any material respect.


11. Where the Authority issues such directions as are referred to in the preceding paragraph the Authority may require the licensee to provide a revised statement in respect of such of the specified items as may be affected by the directions, and the licensee shall comply with such request.

SPECIAL CONDITION E: ALLOWANCE IN RESPECT OF SECURITY COSTS
-----------------------------------------------------------

1. At any time during a security period, the licensee may give notice in writing to the Authority suspending, with effect from the date of receipt of the notice by the Authority, application of such of the charge restriction conditions as may be specified in the notice for the unexpired term of the security period.


2. At any time during a security period, the Authority may (having regard to its duties under the Act or under the Utilities Act 2000) by means of directions:


     (a) suspend or modify for the unexpired term of the security period the charge restriction conditions or any part or parts thereof; or


     (b) introduce for the unexpired term of the security period new charge restriction conditions in either case, so as to make such provision as in the opinion or estimation of the Authority is requisite or appropriate:


     (i) to enable the licensee to recover by means of increased charges an amount estimated as being equal to the licensee's allowed security costs during such period;


     (ii) to ensure that such part of the amount  referred  to in  sub-paragraph
          (i) above as is estimated as being equal to the allowed security costs incurred by the licensee as costs in its distribution business are recovered by means of appropriate equitable increases on the charges made by the licensee in its distribution business and the licensee shall comply with the terms of any directions so issued.


     3. At any time following a security period, the Authority may (following such consultation with the licensee and others as the Authority may consider appropriate) issue directions suspending or modifying the charge restriction conditions or any part or parts thereof or replacing such directions as may have been made during the security period and introducing such new charge restriction conditions as in the opinion of the Authority are appropriate in all the circumstances (including at the Authority's discretion an appropriate adjustment having regard to any profit gained or forgone by the licensee during the security period), and the licensee shall comply with any directions so issued.


     4. At any time within three months after the issue of directions by the Authority under paragraph 3, the licensee may serve on the Authority a disapplication request in respect of such of the charge restriction conditions or any part or parts thereof as are specified in the request.


     5. If within three months of the receipt by the Authority of the disapplication request referred to in paragraph 4, the Authority has either not agreed in writing to such disapplication request or has not made a reference to the Competition Commission under Section 12 of the Act relating to the modification of the charge restriction conditions, the licensee may deliver one month's written notice to the Authority terminating the application of the charge restriction conditions (or any part or parts thereof) as were specified in the disapplication request.


     6. Subject to paragraphs 7 and 9, the licensee shall in any relevant year be entitled to recover an aggregate amount equal to its allowed security costs in that year or (insofar as not previously recovered) any previous year, by means of appropriate equitable increases on the charges made by the licensee in its distribution business.

     7.   Paragraph 6 shall not apply in so far as such allowed security costs:

          (a)  were otherwise recovered by the licensee; or


          (b) were taken into account by the Authority in setting charge restriction conditions by means of directions issued under paragraph 3 above.

     8. The licensee shall following the end of each relevant year provide to the Authority, as being one of the specified items to be contained in the statement referred to at paragraph 7 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions), details in respect of that relevant year of:

          (a)  the amount of the licensee's allowed security costs; and


          (b) the aggregate amounts charged under paragraph 6 on account of the licensee's allowed security costs; and


          (c) the bases and calculations underlying the increases in charges made by the licensee in its distribution business under paragraph 6.


     9. Where the Authority is satisfied that the licensee has recovered amounts in excess of the allowed security costs, the Authority may issue directions requiring the licensee to take such steps as may be specified to reimburse purchasers from the distribution business for the excess amounts charged to them, and the licensee shall comply with any directions so issued provided that if the excess amounts relate to allowed security costs paid to any authorised electricity operator, the licensee shall not be obliged to make any such reimbursement unless and until it has recovered such costs from the relevant authorised electricity operator.


     10. No amounts charged by the licensee under this Condition (whether or not subsequently required to be reimbursed) shall be taken into account for the purpose of applying the charge restriction provisions of Special Condition B (Restriction of distribution charges).


     11.  In this Condition:


          "allowed security     shall have the meaning ascribed to that term
            cost"               in the Fuel Security Code.

          "security period"     means a period commencing on the date on which
                                any direction issued by the Secretary of State under Section 34 (4)(b) of the Act enters into effect and terminating on the date (being not earlier than the date such direction, as varied, is revoked or expires) as the Authority, after consultation with such persons (including, without limitation, licence holders liable to be principally affected) as it shall consider appropriate, may with the consent of the Secretary of State by notice to all licence holders determine after having regard to the views of such persons.

SPECIAL CONDITION F: DURATION OF CHARGE RESTRICTION CONDITIONS
--------------------------------------------------------------

1. The charge restriction conditions shall apply so long as this licence continues in force but shall cease to have effect (in whole or in part, as the case may be) if the licensee delivers to the Authority a disapplication request made in accordance with paragraph 2 and:


     (a)  the Authority agrees in writing to the disapplication request; or


     (b) their application (in whole or in part) is terminated by notice given by the licensee in accordance with either paragraph 4 or paragraph 5.


2. A disapplication request pursuant to this Special Condition F shall (a) be in writing addressed to the Authority, (b) specify the charge restriction conditions (or any part or parts thereof) to which the request relates and
     (c) state the date from which the licensee wishes the Authority to agree that the specified charge restriction conditions shall cease to have effect.


3. Save where the Authority otherwise agrees, no disapplication following delivery of a disapplication request pursuant to this Special Condition F shall have effect earlier than that date which is the later of:


     (a)  a  date  being  not  less  than  18  months  after   delivery  of  the
          disapplication request; and


     (b)  31st March 2005.

4. If the Authority has not made a reference to the Competition Commission under Section 12 of the Act relating to the modification of the charge restriction conditions before the beginning of the period of 12 months which will end with the disapplication date, the licensee may deliver written notice to the Authority terminating the application of such of the charge restriction conditions (or any part or parts thereof) as are specified in the disapplication request with effect from the disapplication date or a later date.


5. If the Competition Commission makes a report on a reference made by the Authority relating to the modification of the charge restriction conditions (or any part or parts thereof) specified in the disapplication request and such report does not include a conclusion that the cessation of such charge restriction conditions, in whole or in part, operates or may be expected to operate against the public interest, the licensee may within 30 days after the publication of the report by the Authority in accordance with Section 13 of the Act deliver to the Authority written notice terminating the application of such charge restriction conditions with effect from the disapplication date or later.

6. A disapplication request or notice served under this Condition may be served in respect of a specified geographic area.

SCHEDULE A: SUPPLEMENTARY PROVISIONS OF THE CHARGE RESTRICTION CONDITIONS
-------------------------------------------------------------------------

Part A. Principles for Attribution
----------------------------------

General Principles
------------------

A1. Where for the purposes of the charge restriction conditions, a share of costs borne by the licensee requires to be attributed to any part of the market, the licensee shall make that attribution on a basis which ensures that no more than a fair proportion of those costs, reflecting the costs incurred by the licensee in supplying that part of the market, are so attributed.


A2. The following paragraphs of this Part of Schedule A are without prejudice to paragraph A1.


Transmission connection point charges and remote transmission asset rentals
---------------------------------------------------------------------------


A3. The transmission connection point charges and remote transmission asset rentals requiring to be attributed between the regulated quantity distributed and other quantities distributed shall be attributed in proportion to the transmission connection point and remote transmission asset capacity required for the purpose of distributing those quantities.

Distribution losses
-------------------

A4. Where an amount (in units) in respect of distribution losses requires to be calculated and attributed in respect of EHV units and units distributed by the licensee for the purpose of supply to premises outside the licensee's distribution services area, such calculation and attribution shall be made consistently with the principles underlying the schedule of adjustment factors referred to at sub-paragraph (b) of paragraph 2 of Condition 4 (Basis of Charges for Use of System and Connection to System: Requirements for Transparency).

Information to be provided by licensee
--------------------------------------


A5 The licensee shall following the end of each relevant year furnish to the Authority, as being one of the specified items to be included in the statement referred to at paragraph 7 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions), a statement confirming that the calculation of the transmission connection point charges, the remote transmission asset rentals and of distribution losses was made in accordance with the provisions of this Part of Schedule A.


A6 Where the Authority is satisfied that the basis of calculation or attribution (as the case may be) used by the licensee is not in conformity with paragraph A1, the Authority may issue directions specifying an alternative basis of calculation or attribution, and the basis of calculation or attribution by the licensee (as the case may be) shall be adjusted accordingly with effect from the date of issue of the directions or (subject to paragraph 10 of Special

     Condition D (Information to be provided to the Authority in connection with the charge restriction conditions)) such other date as may be specified in those directions.

Part B. EHV premises
--------------------

B1.  EHV premises shall comprise:


     (a) in relation to premises connected to the licensee's distribution system as at the date this licence enters into force, those premises specified in the list of EHV premises notified in writing to the Authority by the licensee within twenty-eight days after this licence enters into force; and


     (b) in relation to premises connected to the licensee's distribution system which are either first connected or (having been previously connected) have had their connections materially altered following the date this licence enters into force, means premises connected to the licensee's distribution system at a voltage at or higher than 22 kilovolts or at a sub-station with a primary voltage of 66 kilovolts or above.


B2. The licensee shall following the end of each relevant year furnish to the Authority, as being one of the specified items to be included in the statement referred to at paragraph 7 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions), a statement listing any changes in the premises falling to be treated as EHV premises.


B3. Where the Authority is satisfied that any premises treated by the licensee as EHV premises should not in conformity with sub-paragraph B1(b) above be so treated, the Authority may issue directions to that effect, and such premises shall cease to be treated as EHV premises from the date of issue of the directions or (subject to paragraph 10 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions)) such other date as may be specified in those directions.

Part C. Excluded services
-------------------------

C1. There may be treated as excluded services provided by the licensee in its distribution business such services in respect of which charges are made which:


     (a)  do not fall within paragraph C2 of this Part; and


     (b) may (subject to paragraph C8) be determined by the licensee as falling under one of the principles set out in paragraphs C3 to C6 of this Part.


C2. No service provided by the licensee as part of its distribution business shall be treated as an excluded service in so far as it consists of the provision of services remunerated under the use of system charges in accordance with paragraph 2 of standard condition 4 including (without prejudice to the foregoing):


          (i)  (subject  to  paragraph  C3  of  this  Part)  the   transport  of
               electricity;


          (ii) the carrying out of works for the installation of electric lines or electrical plant (not otherwise payable in the form of connection charges);


          (iii)the carrying out of works or the provision of maintenance or repair or other services for the purpose of enabling the licensee to comply with standard conditions 5, 9, 9A and 15, the Electricity Supply Regulations 1988 or any regulations made under
               Section 29 of the Act or any other enactment relating to safety or standards applicable in respect of the distribution business; and


          (iv) (subject to paragraph C5 of this Part) the provision, installation and maintenance of any meters, switchgear or other electrical plant (not being part of connection charges).


C3. The licensee may treat as being an excluded service for the purposes of its distribution business the transport of:


     (a) units of electricity not consumed in the licensee's distribution services area


     (b) EHV units, provided that the licensee's charges for the distribution of such units do not exceed the charging rates underlying the information as to EHV revenue and EHV units distributed given by the licensee to the Authority and used by it for the purposes of setting the term PUM in Special Condition B (Restriction of distribution charges), subject only to such adjustments as may be appropriate in the reasonable opinion of the Authority to reflect material variations between the actual charges made and the charging rates underlying the information as to EHV revenue provided to the Authority by the licensee.

C4. Charges of the type described in paragraph 3 of standard condition 4 and charges in respect of the statements referred to in paragraph 5 of standard condition 4, may each be treated as excluded services for the purposes of the distribution business.


C5. A service provided by the licensee as part of its distribution business may be treated as an excluded service in so far as it consists in the provision of services (including metering, electric lines or electrical plant) for the specific benefit of any third party requesting the same and not made available by the licensee as a normal part of its distribution business remunerated by use of system charges including (without prejudice to the foregoing):


     (i) special metering (including "time of day" metering) to facilitate energy saving programmes for the benefit of customers requesting the same;


     (ii) charges for moving mains, services or meters forming part of the licensee's distribution system to accommodate extension, re-design or re-development of any premises on which the same are located or to which they are connected;


     (iii)the provision of electric lines and electrical plant (a) insofar as the same are required for the specific purpose of enabling the provision of top-up or standby supplies or sales of electricity or (b) to provide a higher degree of security than is required for the purposes of complying with standard condition 5;


     (iv) the amount by which charges for the provision of prepayment meters to customers exceed charges for the provision of standard meters for such customers, in respect of which the amount receivable per customer shall not exceed that used by the Authority in formulating PUM in Special Condition B (Restriction of distribution charges); and


     (v) special metering or telemetry or data processing equipment for the purposes of enabling any person which is a party to the BSC to comply with its obligations in respect of metering thereunder, or for the performance by the licensee of any service in relation thereto.


C6. There may be treated as an excluded service for the purposes of the distribution business, charges for the relocation of electric lines or electrical plant and the carrying out of works associated therewith pursuant to a statutory obligation (other than under Section 9(1) or Section 16 of the Act) imposed on the licensee.

Information to be provided to the Authority
-------------------------------------------


C7. The licensee shall following the end of each relevant year furnish to the Authority, as being one of the specified items to be included in the statement referred to at paragraph 7 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions), details specifying separately the nature of all services provided as part of its distribution business and treated as excluded services by the licensee during the course of such year and stating the revenues derived by the licensee in respect of each such service so treated.


C8. Where the Authority is satisfied that in light of the principles set out in paragraphs C2 to C6 inclusive any service treated by the licensee as an excluded service should not be so treated, the Authority shall issue directions to that effect, and the service or services specified in the directions shall cease to be treated as excluded services from the date of issue of the directions or (subject to paragraph 10 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions)) such other date as may be specified in the directions.

Part D.  Regulated distribution unit categories
-----------------------------------------------

D1. The licensee shall following the end of each relevant year furnish to the Authority, as being one of the specified items to be included in the statement referred to at paragraph 7 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions), details specifying separately those use of system charges in respect of which the licensee has during the course of such year treated the units distributed as falling within the definition of each of LV1 units and LV2 units and LV3 units respectively.


D2. The definition of LV1 units includes units distributed under the following tariffs:


     Domestic Economy 7, day rate
     Quarterly non domestic Economy 7, day rate
     Quarterly non domestic 3-rate evening, weekend and night tariff: day, evening and weekend units only.

D3. The definition of LV2 units includes units distributed under the following tariffs:

     Domestic Economy 7, night rate
     Quarterly non domestic Economy 7, night rate
     Quarterly non domestic 3-rate evening, weekend and night tariff: night units only
     Off peak tariffs

D4. The definition of LV3 units includes units distributed under the following tariffs:

     General domestic
     Quarterly unrestricted non domestic
     Quarterly non domestic two rate evening and weekend tariffs
     Monthly billed maximum demand tariffs
     STOD tariffs.
     Public lighting

D5. Notwithstanding the provisions of paragraphs D2 to D4 above, where the Authority is satisfied that a tariff or tariffs in respect of which the licensee has treated the units distributed as falling within one of the categories in paragraphs D2 to D4 above should not be so treated, the Authority shall issue directions to that effect and the tariff or tariffs specified in the directions shall cease to be so treated from the date of issue of the directions or (subject to paragraph 10 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions)) such other date as may be specified in the directions and shall with effect from such date be treated in such manner as may be specified in the directions.

Part E. Calculation of factor in respect of distribution losses
---------------------------------------------------------------


E1. The terms ALt and Lt, which are used in paragraph 3 of Special Condition B (Restriction of distribution charges), shall each be determined, for relevant years commencing on or after the 1st April 1995, using the consistent methodological basis set out in paragraphs E2 to E5 below.


Consistent methodological basis for determination of ALt and Lt
---------------------------------------------------------------

E2. Adjusted distribution losses shall be deemed to be the difference between adjusted grid supply point purchases and adjusted units distributed.


E3. Units metered on entry to the licensee's distribution system shall be adjusted to obtain adjusted grid supply point purchases by:


     (a)  excluding that number of units which is equal to the sum of:


          (i)  EHV units; and


          (ii) units distributed by the licensee for the purpose of supply to premises outside the licensee's distribution services area; and


          (iii)an amount in respect of distribution losses between the grid supply point and the exit point attributable to the units referred to in (i) and (ii) above, as determined in accordance with paragraph A4 in Part A of Schedule A; and


     (b) including an amount (in units) to represent the effect of units entering the licensee's distribution system otherwise than at grid supply points, being the difference between the number of units so entering and the number of units that would have been required to have entered at grid supply points in their absence (such latter number of units being calculated consistently with the principles underlying the schedule of adjustment factors in respect of distribution losses referred to at sub-paragraph (b) of paragraph 2 of standard condition
          4).


E4. For so long as units are metered on entry to the licensee's distribution system at bulk supply points instead of at grid supply points, such units shall be calculated by:


     (i) applying the procedures in paragraph E3 as if all references to units metered at grid supply points were to units metered at bulk supply points; and


     (ii) grossing-up units metered at the bulk supply points by the relevant grid supply point conversion factor being either:


          (a)  0.5 per cent of the units metered at the bulk supply points; or

          (b) such other factor to take account of losses occurring between the grid supply points and the bulk supply points as the licensee may with the prior approval of the Authority determine to be appropriate.

E5.  Adjusted units distributed shall be obtained by:


     (a) calculating all units distributed by the licensee metered at exit points on leaving the licensee's distribution system; and


     (b) deducting therefrom EHV units and units distributed for the purpose of supply to premises outside the licensee's distribution services area; and


     (c) adding thereto an amount equal to the units consumed on the licensee's premises in the distribution services area (insofar as not otherwise taken into account in determining units distributed under sub-paragraph (a) above).

Initial relevant loss percentage in the term ALt
------------------------------------------------

E6. In the first relevant year, the initial relevant loss percentage in the term ALt shall (consistently with the methodology set out in paragraphs E2 to E5 above) be deemed to be:


adjusted GSP purchase units less adjusted units distributed
-----------------------------------------------------------
                  adjusted units distributed


     where adjusted GSP purchase units are calculated as provided in paragraph E7 and adjusted units distributed are calculated as provided in paragraph E8.

E7. Adjusted GSP purchase units shall be calculated in accordance with the procedures successively described in the following sub-paragraphs:


     (a) the actual losses in each of relevant years t-1, t-2 and t-3 (the "historical losses") shall be calculated as the difference in each of those years between units purchased at entry points to the licensee's distribution system and units sold;


     (b) the historic loss percentage shall be calculated as the proportion (expressed as a percentage) which the aggregate historical losses were of the aggregate units purchased at entry points to the licensee's distribution system, in each case over the three relevant years t-1 to t-3;


     (c) the total number of units sold in relevant year t-1 shall be grossed up by the historical loss percentage ("BSP purchase units"); and


     (d) the figure for BSP purchase units resulting from sub-paragraph (c) shall be adjusted to obtain adjusted GSP purchase units in accordance with the provisions of paragraphs E3 and E4 above.

E8. Adjusted units distributed shall be calculated by applying the methodology of paragraph E5 in respect of those units referred to in sub-paragraphs (a) to (c) of paragraph E5 in relevant year t-1.

Information to be provided to the Authority
-------------------------------------------

E9. The licensee shall within three months after the entry into force of this licence furnish to the Authority a statement showing the initial relevant loss percentage and the underlying calculations.

E10. The licensee shall, following the end of each relevant year, furnish to the Authority, as being one of the specified items to be included in the statement referred to at paragraph 7 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions), a statement showing adjusted distribution losses for that relevant year, accompanied by the underlying calculations and (where appropriate) an explanation of any changes in the basis of calculation or estimation thereof.

E11. Where  the  Authority  is  satisfied   that  any  statement  or  underlying
     calculation provided has not been drawn up in conformity with paragraphs E2 to E8 above, the Authority may issue directions, and the statement or underlying calculation shall be adjusted with effect from the date of issue of the directions or (subject to paragraph 10 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions)) such other date as may be specified in the directions.

                                   SCHEDULE 1

                                 SPECIFIED AREA

                                  Great Britain

                                   SCHEDULE 2

                                   REVOCATION


1. The Authority may at any time revoke the licence by giving no less than 30 days' notice (24 hours' notice, in the case of a revocation under sub-paragraph 1(f)) in writing to the licensee:

     (a) if the licensee agrees in writing with the Authority that the licence should be revoked;

     (b) if any amount payable under standard condition 3 (Payments by the licensee to the Authority) is unpaid 30 days after it has become due and remains unpaid for a period of 14 days after the Authority has given the licensee notice that the payment is overdue - provided that no such notice shall be given earlier than the sixteenth day after the day on which the amount payable became due;

     (c)  if the licensee fails:

          (i) to comply with a final order (within the meaning of section 25 of the Act) or with a provisional order (within the meaning of that section) which has been confirmed under that section and (in either case) such failure is not rectified to the satisfaction of the Authority within three months after the Authority has given notice in writing of such failure to the licensee - provided that no such notice shall be given by the Authority before the expiration of the period within which an application under section 27 of the Act could be made questioning the validity of the final or provisional order or before the proceedings relating to any such application are finally determined; or

          (ii) to pay any financial penalty (within the meaning of section 27A of the Act) by the due date for such payment and such payment is not made to the Authority within three months after the Authority has given notice in writing of such failure to the licensee - provided that no such notice shall be given by the Authority before the expiration of the period within which an application under section 27E of the Act could be made questioning the validity or effect of the financial penalty or before the proceedings relating to any such application are finally determined;

     (d)  if the licensee fails to comply with:

          (i) an order made by the Secretary of State under section 56, 73, 74 or 89 of the Fair Trading Act 1973; or

          (ii) an order made by the court under section 34 of the Competition Act 1998;

     (e)  if the licensee:

          (i)  has ceased to carry on the distribution business;

          (ii) has not commenced carrying on the distribution business within 5 years of the date on which the licence comes into force;

     (f)  if the licensee:

          (i) is unable to pay its debts (within the meaning of section 123(1) or (2) of the Insolvency Act 1986, but subject to paragraphs 2 and 3 of this schedule) or has any voluntary arrangement proposed in relation to it under section 1 of that Act or enters into any scheme of arrangement (other than for the purpose of reconstruction or amalgamation upon terms and within such period as may previously have been approved in writing by the Authority);

          (ii) has a receiver (which expression shall include an administrative receiver within the meaning of section 251 of the Insolvency Act
               1986) of the whole or any material part of its assets or undertaking appointed;

          (iii)has an administration order under section 8 of the Insolvency Act 1986 made in relation to it;

          (iv) passes any resolution for winding-up other than a resolution previously approved in writing by the Authority; or

          (v) becomes subject to an order for winding-up by a court of competent jurisdiction; or

     (g)  if the  licensee is convicted  of having  committed  an offence  under section 59 of the Act in making its application for the licence.

2. For the purposes of sub-paragraph 1(f)(i), section 123(1)(a) of the Insolvency Act 1986 shall have effect as if for "(pound)750" there was substituted "(pound)100,000" or such higher figure as the Authority may from time to time determine by notice in writing to the licensee.

3. The licensee shall not be deemed to be unable to pay its debts for the purposes of sub-paragraph 1(f)(i) if any such demand as is mentioned in section 123(1)(a) of the Insolvency Act 1986 is being contested in good faith by the licensee with recourse to all appropriate measures and procedures or if any such demand is satisfied before the expiration of such period as may be stated in any notice given by the Authority under paragraph 1.

                                   SCHEDULE 3

                           DISTRIBUTION SERVICES AREA


The distribution services area shall comprise that area which is outlined on the attached map and shall additionally include those premises listed in List A (the "Additional Premises") but shall not include those premises listed in List B (the "Excluded Premises").




A:       ADDITIONAL PREMISES


         Address                          Grid Ref:
         -------                          ---------

         Mine                             SE 6040 4045
         Stillingfleet Moor
         Stillingfleet
         Near York
         YO4 6HX

         Mine                             SE 6475 4431
         North Selby
         New Road
         Escrick
         YO4 6EY


B:       EXCLUDED PREMISES

         Address                          Grid Ref:
         -------                          ---------

         None

                                     ANNEX 2



                              ELECTRICITY ACT 1989

                                 SECTION 6(1)(D)





                           ELECTRICITY SUPPLY LICENCE

                                       FOR

                         NPOWER YORKSHIRE SUPPLY LIMITED

                          PART I - TERMS OF THE LICENCE

1. This licence, treated as granted under section 6(1)(d) of the Electricity Act 1989 ("the Act"), authorises Npower Yorkshire Supply Limited (a company registered in England and Wales under number 04212116) ("the licensee") whose registered office is situated at Wetherby Road, Scarcroft, Leeds, LS14 3HS to supply electricity to premises in the area specified in
     Schedule 1 during the period specified in paragraph 3 below, subject to:

     (a)  the standard  conditions of electricity supply licences referred to in
          Part II below which shall have effect in the licence subject to such amendments (if any) as are set out in Part III below (together "the conditions");

     (b) the special conditions, if any, set out in Part IV below ("the special conditions");

     (c) such schedules hereto, if any, as may be referenced in the conditions, the special conditions or the terms of the licence.

2.   This  licence  is  subject  to  transfer,   modification  or  amendment  in
     accordance with the provisions of the Act, the special conditions or the conditions.

3. This licence, unless revoked in accordance with the terms of Schedule 2, shall continue until determined by not less than 25 years' notice in writing given by the Authority to the licensee.

4. The provisions of section 109(1) of the Act (Service of documents) shall have effect as if set out herein and as if for the words "this Act" there were substituted the words "this licence".

5. Without prejudice to sections 11 and 23(1) of the Interpretation Act 1978, Parts I to IV inclusive of, and the Schedules to, this licence shall be interpreted and construed in like manner as an Act of Parliament passed after the commencement of the Interpretation Act 1978.

6. References in this licence to a provision of any enactment, where after the date of this licence -

     (a) the enactment has been replaced or supplemented by another enactment, and

     (b) such enactment incorporates a corresponding provision in relation to fundamentally the same subject matter,

     shall be construed, so far as the context permits, as including a reference to the corresponding provision of that other enactment.

7. Pursuant to paragraph 5 of standard condition 3 (Application of Section D (Supply Services Obligations)) of the Electricity Supply Licence the "supply services area" is specified in Schedule 3 hereto.

Pursuant to a licensing  scheme made by the  Secretary of State under Part II of
Schedule 7 to the Utilities Act 2000 on 28 September 2001 this licence was made and is treated as granted under section 6(1)(d) of the Electricity Act 1989.

                        PART II - THE STANDARD CONDITIONS

STANDARD CONDITIONS IN EFFECT IN THIS LICENCE
---------------------------------------------


SECTION A                  SECTION B                  SECTION C                   SECTION D


Standard condition 1       Standard condition 5       Standard condition 31       Standard condition 51
Standard condition 2       Standard condition 6       Standard condition 32       Standard condition 52
Standard condition 3       Standard condition 7       Standard condition 33       Standard condition 52A
Standard condition 4       Standard condition 8       Standard condition 35       Standard condition 53
                           Standard condition 8A      Standard condition 36       Standard condition 53A
                           Standard condition 8B      Standard condition 37       Standard condition 53B
                           Standard condition 9       Standard condition 38       Standard condition 53C
                           Standard condition 10      Standard condition 39       Standard condition 54
                           Standard condition 11      Standard condition 40
                           Standard condition 12      Standard condition 41
                           Standard condition 12A     Standard condition 42
                           Standard condition 12B     Standard condition 43
                           Standard condition 13      Standard condition 44
                           Standard condition 14      Standard condition 45
                           Standard condition 15      Standard condition 46
                           Standard condition 16      Standard condition 47
                           Standard condition 17      Standard condition 48
                           Standard condition 18      Standard condition 49
                           Standard condition 19      Standard condition 50
                           Standard condition 20
                           Standard condition 21
                           Standard condition 22
                           Standard condition 22A
                           Standard condition 23
                           Standard condition 24
                           Standard condition 25
                           Standard condition 26
                           Standard condition 27
                           Standard condition 28
                           Standard condition 29
                           Standard condition 29A
                           Standard condition 29B

Note: A copy of the current standard conditions of electricity supply licences can be inspected at the principal office of the Authority. The above list is correct at the date of this licence but may be changed by subsequent amendments or modifications to the licence. The authoritative up-to-date version of this licence is available for public inspection at the principal office of the Authority.

                PART III - AMENDMENTS TO THE STANDARD CONDITIONS

There are no amendments to the standard conditions of electricity supply licences.

                          PART IV - SPECIAL CONDITIONS

SPECIAL CONDITION A:  DEFINITIONS AND INTERPRETATION
----------------------------------------------------

1. Unless the context otherwise requires words and expressions used in the standard conditions of this licence shall bear the same meaning in these Special Conditions.

2. Special Conditions B to F and Schedule A only apply to the supply services area of the licensee. (such area is referred to in these Special Conditions as the "Yorkshire area").

3.   In Special Conditions B to F and in Schedule A to those Special Conditions:

     "attributed"               means when used in relation to the fossil fuel
                                levy or payments in lieu thereof, or in relation to attributing electricity purchase or sale contracts and electricity purchase costs to domestic customers and, attributed in accordance with the principals set out in Part A of Schedule A and attribute, attributed, attributable and attribution shall be construed accordingly.

     "charge restriction        means Special Condition G to F together with
      conditions"               Schedule A to this licence, as from time to time
                                modified or replaced in accordance with the provisions of the Act.


     "electricity purchase      means the licensee's purchase costs of
      costs"                    electricity calculated in accordance with the
                                principles in Part F of Schedule 3 of the Public Electricity Supply Licence previously granted to Yorkshire Electricity Group plc in force on 31 March 1998.


     "eleventh relevant year"   means the relevant year commencing 1 April 2000.

     "excluded services"        means those services provided by the licensee
                                which in accordance with the principles set out in Part B of Schedule A fall to be treated as excluded services.


     "metered"                  means, in relation to any quantity supplied, as
                                measured by a meter installed for such purpose or (where no such meter is installed or it is not reasonably practicable to measure the quantity by such meter) as otherwise reasonably calculated.

     "quantity supplied"        means the aggregate quantity of units supplied
                                by the licensee in the relevant year metered at the points of supply (whether or not in the Yorkshire area of the licensee).

     "relevant year"            means a financial year commencing on or after
                                1st April 1990.

     "relevant year t"          means that relevant year for the purposes of
                                which any calculation falls to be made;
                                "relevant year t-1" means the relevant year preceding relevant year t or, in respect of the period prior to 1st April 1990, the period of 12 calendar months commencing on 1st April 1989;
                                and similar expressions shall be construed accordingly.

     "supply" means supply in the Yorkshire area; and "supplied" and similar expressions shall be construed accordingly.

     "supply charges"           means all charges (including charges for the use
                                of any distribution or transmission system and standing charges) made by the licensee in respect of electricity supplied by the licensee other than charges for the provision of excluded services by the licensee.

     "supply revenue"           means the revenue (measured on accruals basis)
                                derived by the licensee from supply charges after deductions of value added text (if any) and any other taxes based directly on the amounts so derived.

     "twelfth relevant year"    means the relevant year commencing 1 April 2001.

     "unit"                     means a kilowatt hour.


4.   Any reference in these Special Conditions to -

     (a)  a provision thereof;

     (b)  a provision of the standard conditions of electricity supply licences;

     (c) a provision of the standard conditions of electricity distribution licences;

     (d) a provision of the standard conditions of electricity generation licences;

     (e) a provision of the standard conditions of electricity transmission licences;

     shall, if these or the standard conditions in question come to be modified, be construed, so far as the context permits, as a reference to the corresponding provision of these or the standard conditions in question as modified.

SPECIAL CONDITION B: RESTRAINTS ON SUPPLY CHARGES
-------------------------------------------------


Availability of Restricted Charges
----------------------------------

1. The licensee shall make available and continue to make available to all Domestic Customers the Standard Domestic Charge and the Domestic Economy 7 Charge.

2. The licensee shall not, without the consent in writing of the Authority, change the terms (other than price, which shall be regulated in accordance with this Condition) of any Restricted Charge, and the terms to which this prohibition applies include, for example, the hours between which particular prices apply and the level of consumption at which prices change.

Restraints on Prices for Restricted Charges
-------------------------------------------

3. Without prejudice to Special Condition E (Allowance in respect of security costs), and subject to paragraph 16, the licensee shall, in addition to complying with paragraphs 10, 11, 12 and (where appropriate) 13, ensure that at any point in time in the eleventh relevant year the prices set by the licensee for the Standard Domestic Charge and the Domestic Economy 7 Charge shall not exceed limits imposed by paragraph 6 and paragraph 8 respectively.

4. Without prejudice to Special Condition E (Allowance in respect of security costs), and subject to paragraph 16, the licensee shall, in addition to complying with paragraphs 10 to 15, ensure that at any point in time in the twelfth relevant year the prices set by the licensee for the Standard Domestic Charge and the Domestic Economy 7 Charge shall not exceed limits imposed by paragraph 7 and paragraph 9 respectively.

5. Without prejudice to Special Condition E (Allowance in respect of security costs), and subject to paragraph 16, the licensee shall, in addition to complying with paragraphs 12 to 15, ensure that at any point in time in the thirteenth and subsequent relevant years, the prices set by the licensee for the Standard Domestic Charge and the Domestic Economy 7 Charge shall not exceed the limits imposed by paragraph 7 and paragraph 9 respectively, and the limits imposed by paragraph 15;

     where in paragraphs 7, 9, and 15 :

     references to the `twelfth relevant year' are replaced by reference to the relevant subsequent relevant year references to `t+1' are to be construed as references to the relevant subsequent relevant year references to `t' are to be construed as references to the year preceding the relevant subsequent relevant year

Restraint on Standard Domestic Charge
-------------------------------------

6. The Standard Domestic Charge shall be set so that at any point in time in the eleventh relevant year the weighted average unit price of that charge represented by the term WPSDt does not exceed the lower of the two formulae given under (a) and (b:

     (a) ( (BSDt+DSDt+TSDt ) x 1.015 ) x (1+(Ft/100))

     (b) WPSDt-1 x ((1+(Ft/100))/(1+(Fd/100))) x (1+(RPIt/100))


     Where:

     WPSDt is set equal to

              (WSD x PSDt ) + ( (1-WSD) x PPPSDt )

     WSD
                    means the weighting factor specified for the Yorkshire area in Column 2 of Annex D to this Condition

     PSDt
                    means the average unit price for the licensee's Standard Domestic Charge calculated as follows, using the licensee's published rates for that charge, and without taking account of any Prompt Payment Discount available under that charge :

                    (Annual Standing Charge + (B1SD x Primary Unit rate) + ((3300-B1SD) x Secondary Unit rate)) / 3300

     B1SD
                    has the value specified for the Yorkshire area in Column 2 of Annex E to this Condition

     PPPSDt
                    means the average unit price for the licensee's Standard Domestic Charge calculated as follows, using the licensee's published rates for that charge, and after taking account of any Prompt Payment Discount available under that charge:

                    (Annual Standing Charge + (B1SD x Primary unit rate) + ((3300-B1SD) x Secondary unit rate)) / 3300

     BSDt
                    means the base allowance, subject to paragraph 16, (in respect of generation, supply and transmission services use of system) specified for the Yorkshire area in Column 2 of Annex B to this Condition

     DSDt
                    means a sum representing the distribution use of system charges incurred by the licensee in the eleventh relevant year in supplying a customer on a Standard Domestic Charge, represented by the formula :

                    ( D1SDt + (3300 x D2SDt ) + D3SDt ) / 3300

     D1SDt
                    is the distribution use of system charge annual standing charge for supplying that customer

     D2SDt
                    is the distribution use of system charge in respect of each unit consumed by that customer

     D3SDt
                    is the aggregate of all other relevant distribution charges for supplying that customer

     TSDt
                    is calculated in accordance with the following formula, provided that if the transmission company changes the basis upon which it calculates or charges for transmission network use of system charges, the Authority may by direction amend the formula to produce a value of TSDt such that the licensee is neither advantaged nor disadvantaged by the change:

                    TNUOS x 0.1859 x Loss Adjustment Factor

                    Where

                    "TNUOS" is the transmission network use of system charge (expressed in pence per kWh) published for the eleventh relevant year and for the zone relevant to the licensee, as set out in the statement provided for in standard condition C7 (Use of System) of the Transmission Licence.

                    "Loss Adjustment Factor" means the factor specified for the Yorkshire area in column 2 of Annex C to this Condition

     WPSDt-1
                    is set equal to

                     (WSD x PSDt-1 ) + ((1-WSD) x PPPSDt-1)

     PSDt-1
                    means the average unit price for the licensee's Standard Domestic Charge calculated as follows, using the licensee's published rates for that charge as at the end of the tenth relevant year, and without taking account of any Prompt Payment Discount available under that charge:

                    (Annual Standing Charge + (B1SD x Primary Unit rate) + ((3300-B1SD) x Secondary Unit rate)) / 3300

     PPPSDt-1
                    means the average unit price for the licensee's Standard Domestic Charge calculated as follows, using the licensee's published rates for that charge as at the end of the tenth relevant year, and after taking account of any Prompt Payment Discount available under that charge :

                    (Annual Standing Charge + (B1SD x Primary unit rate) + ((3300-B1SD) x Secondary unit rate)) / 3300

7. The Standard Domestic Charge shall be set so that at any point in time in the twelfth relevant year the weighted average unit price of that charge represented by the term WPSDt+1 does not exceed :

              ((BSDt+1+DSDt+1+TSDt+1 ) x 1.015) x (1+(Ft+1/100))

          Where:

               WPSDt+1 is set equal to

              (WSD x PSDt+1 ) + ((1-WSD) x PPPSDt+1)

     WSD
                    means the weighting factor specified for the Yorkshire area in Column 2 of Annex D to this Condition

     PSDt+1
                    means the average unit price for the licensee's Standard Domestic Charge in the twelfth relevant year, calculated as follows using the licensee's published rates for that charge, and without taking account of any Prompt Payment Discount available under that charge :

                    (Annual Standing Charge + (B1SD x Primary Unit rate) + ((3300-B1SD) x Secondary Unit rate)) / 3300

     B1SD

                    has the value specified for the Yorkshire area in Column 2 of Annex E to this Condition

     PPPSDt+1

                    means the average unit price for the licensee's Standard Domestic Charge in the twelfth relevant year, calculated as follows, using the licensee's published rates for that charge, and after taking account of any Prompt Payment Discount available under that charge:

                    (Annual Standing Charge + (B1SD x Primary unit rate) + ((3300-B1SD) x Secondary unit rate)) / 3300

     BSDt+1         is set equal to

                     BSDt x (1+(RPIt+1/100))

     DSDt+1
                    means a sum representing the distribution use of system charges incurred by the licensee in the twelfth relevant year in supplying a customer on a Standard Domestic Charge, represented by the formula:

                    ( D1SDt+1 + (3300 x D2SDt+1 ) + D3SDt+1 ) / 3300

     D1SDt+1
                    is the distribution use of system charge annual standing charge for supplying that customer

     D2SDt+1
                    is the distribution use of system charge in respect of each unit consumed by that customer

     D3SDt+1
                    is the aggregate of all other relevant distribution charges for supplying that customer

     TSDt+1
                    is calculated in accordance with the following formula, provided that if the transmission company changes the basis upon which it calculates or charges for transmission network use of system charges, the Authority may by direction amend the formula to produce a value of TSDt+1 such that the licensee is neither advantaged nor disadvantaged by the change:

                    TNUOS x 0.1859 x Loss Adjustment Factor

                    Where

                    "TNUOS" is the transmission network use of system charge (expressed in pence per kWh) published for the twelfth relevant year and for the zone relevant to the licensee, as set out in the statement provided for in standard condition C7 (Use of System) of the Transmission Licence.

                    "Loss Adjustment Factor" means the factor specified for the Yorkshire Area in column 2 of Annex C to this Condition

                    For the purposes of this paragraph 7, any cross references to it and this Condition generally the terms BSDt, DSDt, and TSDt shall have the meanings given respectively, in paragraph 6 above.

Restraint on Domestic Economy 7 Charge
--------------------------------------

8. The Domestic Economy 7 Charge shall be set so that at any point in time in the eleventh relevant year the weighted average unit price of that charge represented by the term WPE7t does not exceed the lower of the two formulae given under (a) and (b):

              (a)       ((BE7t+DE7t+TE7t ) x 1.015) x (1+(Ft/100))

              (b)       WPE7t-1 x ((1+(Ft/100))/(1+(Fd/100))) x (1+(RPIt/100))

              Where:

     WPE7t    is set equal to

              (WE7 x PE7t ) + ((1-WE7) x PPPE7t)

     WE7
                    means the weighting factor specified for the Yorkshire area in Column 3 of Annex D to this Condition

     PE7t
                    means the average unit price for the licensee's Domestic Economy 7 Charge calculated as follows, using the licensee's published rates for that charge, and without taking account of any Prompt Payment Discount available under that charge:

                    (Annual Standing Charge + (B1E7 x Day Primary Unit Rate) + ((3000 - B1E7) x Day Secondary Unit Rate ) + (3600 x Night Unit Rate)) / 6600

     B1E7
                    has the value specified for the Yorkshire area in Column 3 of Annex E to this Condition

     PPPE7t
                    means the average unit price for the licensee's Domestic Economy 7 Charge calculated as follows, using the licensee's published rates for that charge, and after taking account of any Prompt Payment Discount available under that charge :

                    ((Annual Standing Charge + (B1E7 x Day Primary Unit Rate) + ((3000 - B1E7) x Day Secondary Unit Rate) + (3600 x Night Unit Rate))) / 6600

     BE7t
                    means the base allowance, subject to paragraph 16, (in respect of generation, supply and transmission services use of system) specified for the Yorkshire area in Column 3 of Annex B to this Condition

     DE7t
                    means a sum representing the distribution use of system charges incurred by the licensee in the eleventh relevant year in supplying a customer on a Domestic Economy 7 Charge, represented by the formula:

                    (D1E7t + (3000 x D2E7t) + (3600 x D3E7t) + D4E7t) / 6600

     D1E7t
                    is the distribution use of system charge annual standing charge for supplying that customer

     D2E7t
                    is the distribution use of system charge in respect of each day unit consumed by that customer

     D3E7t
                    is the distribution use of system charge in respect of each night unit consumed by that customer

     D4E7t
                    is the aggregate of all other relevant distribution use of system charges for supplying that customer

     TE7t
                    is calculated in accordance with the following formula, provided that if the transmission company changes the basis upon which it calculates or charges for transmission network use of system charges, the Authority may by direction amend the formula to produce a value of TE7t such that the licensee is neither advantaged nor disadvantaged by the change:

                    TNUOS x 0.1162 x Loss Adjustment Factor

                    where

                    "TNUOS" is the transmission network use of system charge (expressed in pence per kWh) published for the eleventh relevant year and for the zone relevant to the licensee, as set out in the statement provided for in standard condition C7 (Use of System) of the Transmission Licence.

                    "Loss Adjustment Factor" means the factor specified for the Yorkshire area in column 3 of Annex C to this Condition

     WPE7t-1        is set equal to

                    (WE7 x PE7t-1 ) + ((1-WE7) x PPPE7t-1)

     PE7t-1
                    means the average unit price for the licensee's Domestic Economy 7 Charge calculated as follows, using the licensee's published rates for that charge as at the end of the tenth relevant year, and without taking account of any Prompt Payment Discount available under that charge:

                    (Annual Standing Charge + (B1E7 x Day Primary Unit Rate) + ((3000 - B1E7) x Day Secondary Unit Rate) + (3600 x Night Unit Rate)) / 6600

     B1E7
                    has the value specified for the Yorkshire area in Column 3 of Annex E

     PPPE7t-1

                    means the average unit price for the licensee's Domestic Economy 7 Charge calculated as follows, using the licensee's published rates for that charge at the end of the tenth relevant year, and after taking account of any Prompt Payment Discount available under that charge:

                    (Annual Standing Charge + (B1E7 x Day Primary Unit Rate) + ((3000 - B1E7) x Day Secondary Unit Rate) + (3600 x Night Unit Rate)) / 6600

9. The Domestic Economy 7 Charge shall be set so that at any point in time in the twelfth relevant year the weighted average unit price of that charge represented by the term WPE7t+1 does not exceed :

          ((BE7t+1 + DE7t+1 + TE7t+1) x 1.015 ) x (1+(Ft+1/100))

          Where:

     WPE7t+1   is set equal to

                    (WE7 x PE7t+1 ) + ((1-WE7) x PPPE7t+1)

     WE7
                    means the weighting factor specified for the Yorkshire area in Column 3 of Annex D to this Condition

     PE7t+1
                    means the average unit price for the licensee's Domestic Economy 7 Charge in the twelfth relevant year calculated as follows, using the licensee's published rates for that charge, and without taking account of any Prompt Payment Discount available under that charge:

                    (Annual Standing Charge + (B1E7 x Day Primary Unit Rate) + ((3000 - B1E7) x Day Secondary Unit Rate) + (3600 X Night Unit Rate)) / 6600

     B1E7
                    has the value specified for the Yorkshire area in Column 3 of Annex E to this Condition

     PPPE7t+1
                    means the average unit price for the licensee's Domestic Economy 7 Charge in the twelfth relevant year calculated as follows, using the licensee's published rates for that charge, and after taking account of any Prompt Payment Discount available under that charge:

                    (Annual Standing Charge + (B1E7 x Day Primary Unit Rate) + ((3000 - B1E7) x Day Secondary Unit Rate) + (3600 x Night Unit Rate)) / 6600

                    BE7t+1 is set equal to

                    BE7t x (1+(RPIt+1/100))


     DE7t+1
                    means a sum representing the distribution use of system charges incurred by the licensee in the twelfth relevant year in supplying a customer on a Domestic Economy 7 Charge, represented by the formula:

                    (D1E7t+1 + (3000 x D2E7t+1) + (3600 x D3E7t+1) + D4E7t+1)
                     / 6600

     D1E7t+1
                    is the distribution use of system charge annual standing charge for supplying that customer

     D2E7t+1
                    is the distribution use of system charge in respect of each day unit consumed by that customer

     D3E7t+1
                    is the distribution use of system charge in respect of each night unit consumed by that customer

     D4E7t+1
                    is the aggregate of all other relevant distribution charges for supplying that customer

     TE7t+1
                    is calculated in accordance with the following formula, provided that if the transmission company changes the basis upon which it calculates or charges for transmission network use of system charges, the Authority may by direction amend the formula to produce a value of TE7t+1 such that the licensee is neither advantaged nor disadvantaged by the change:

                    TNUOS x 0.1162 x Loss Adjustment Factor

                    where

                    "TNUOS" is the transmission network use of system charge (expressed in pence per kWh) published for the twelfth relevant year and for the zone relevant to the licensee, as set out in the statement provided for in standard condition C7 (Use of System) of the Transmission Licence.

                    "Loss Adjustment Factor" means the factor specified for the Yorkshire area in column 3 of Annex C to this Condition

                    For the purposes of this paragraph 9, any cross references to it and this Condition generally the terms BE7t, DE7t, and TE7t shall have the meanings given respectively, in paragraph 8 above.

Supplementary Restrictions
--------------------------

10. Without prejudice to Special Condition E (Allowance in respect of security costs), at the beginning of the eleventh relevant year the licensee shall set its prices on the Restricted Charges so that, except with the prior written consent of the Authority, in addition to complying with paragraph 6 or, as the case may be, paragraph 8, the limits in paragraph 11 shall apply.

11. The standing charge and unit rates for the Standard Domestic Charge and Domestic Economy 7 Charge shall not at any point in time in the eleventh relevant year exceed in each case the charges made at the end of the tenth relevant year, multiplied by the formula :

              (1+(RPIt / 100) ) x ((1+(Ft/100))/(1+(Fd/100)))

12. Without prejudice to Special Condition E (Allowance in respect of security costs), throughout the eleventh and subsequent relevant years, the licensee shall set its prices on all charges available to domestic customers (other than the Restricted Charges) so that the standing charge, unit rate or rates and any other component parts of the charges shall not, except with prior written consent of the Authority in the relevant year t exceed:

              Cpt x (1 + (RPIt / 100 ) ) x ((1+(Ft/100))/(1+(Fd/100)))

              Where

              Cpt means each of the standing charge, unit rate or rates, and other component parts of the charge, approved by the Authority, prevailing on 31 March of the previous relevant year. Hence for the purposes of the eleventh relevant year, Cpt means each of the standing charge, unit rate or rates, and other component parts of the charge, prevailing at the end of the tenth relevant year.

Prepayment Meter Charges
------------------------

13. In the eleventh and subsequent relevant years, the total charge in any domestic prepayment meter charge, including charges made for the provision of the prepayment meter, shall not exceed the total charge made in the equivalent domestic charge by more than the amount specified for the Yorkshire area in column 2 of Annex F.

14. The Authority may by direction specify which charges are to be deemed prepayment meter charges and which charges are their equivalent domestic charges.

Standing charges and unit rates
-------------------------------

15. (a) Without prejudice to Special Condition E (Allowance in respect of security costs), throughout the twelfth relevant year and every subsequent relevant year, the licensee shall set its prices for the Standard Domestic Charge and the Domestic Economy 7 Charge so that, except with the prior written consent of the Authority, the standing charge, unit rate or rates and any other component part of those charges shall not exceed the formula given in sub-paragraph (b),

          Provided that if in the application of the formulae in paragraphs 7 and 9 in relevant year to :

          the value of DSDt+1 in relation to the Standard Domestic Charge exceeds

          DSDt x (1 + (RPIt / 100 ) )

          or the value of TSDt+1 in relation to the Standard Domestic Charge exceeds

          TSDt x (1+ (RPIt / 100 ) )

          or the value of DE7t+1 in relation to the Domestic Economy 7 Charge exceeds

          DE7t x (1 + (RPIt / 100 ) )

          or the value of TE7t+1 in relation to the Domestic Economy 7 Charge exceeds

          TE7t x (1+ (RPIt / 100 ) )

          then the licensee may increase that Restricted Charge up to the level allowed by the paragraphs 7 or 9 as appropriate.


     (b)  The formula referred to in paragraph (a) is :

          RTCpt x (1+(RPIt/100)) x ((1+(Ft/100))/(1+(Fd/100)))

          Where

RTCpt means each of the standing charge, unit rate or rates, and other component parts of the relevant Restricted Charge, prevailing at the end of relevant year t-1.

Generation, Supply Business, and Transmission Services Use of System Costs
--------------------------------------------------------------------------

16. If the costs to the licensee of procuring or providing generation, supply or transmission services use of system increase substantially in the aggregate due to factors outside the licensee's control and for which the licensee would not reasonably have been expected to have provided so that the amount allowed for under the terms BSD and BE7 in the formulae given in paragraphs 6 to 9 no longer remunerate the licensee appropriately, the Authority may direct that, in the eleventh or any subsequent relevant year (including any year to which paragraph 5 applies), the limits imposed by paragraphs 6 to 9 shall be raised to the extent specified in the direction.

Fossil fuel levy
----------------

17. If at any time after the licensee has set its prices for a relevant year the value of Ft is changed by an amount which is less than half a percentage point in the value of the then prevailing rate for Ft, after taking account of all other changes in the value of Ft since its prices were set, the licensee shall not be required, solely on that account, to change the prices it has set.

Reporting requirements
----------------------

18. Every three months, in each of the eleventh and subsequent relevant years, the licensee shall submit to the Authority statements summarising the costs of purchasing electricity for its supply business. Such statements shall be in a form approved by the Authority, and shall as a minimum include total and average costs under electricity purchase contracts for the supply business, and that part to be attributed to the domestic sector, for the relevant year to date and forecast for the relevant year as a whole.

Timing
------

19.  (a) This paragraph applies where :

          (i) a reduction has been or is to be made in charges for distribution use of system or transmission network use of system;

          (ii) the effect of the reduction is or would be, if the licensee did not reduce its Restricted Charges, to cause the prices set by the licensee to exceed the limits on prices imposed by this Condition; and

          (iii)the licensee reasonably expects further changes to be made to the charges for distribution use of system or transmission network use of system which will further alter the limits on prices imposed by this Condition.

     (b)  Where this  paragraph  applies,  the  licensee  may give notice to the
          Authority:

          (i) specifying the reduction in charges for distribution use of system or transmission network use of system which have been or are to be made;

          (ii) describing the effect of the reduction on the limits on prices imposed by this Condition; and

          (iii)giving particulars of the further changes which it expects to be made in charges for distribution use of system or transmission network use of system, including particulars of the grounds for that expectation.

     (c) If the licensee gives such notice to the Authority, and the grounds for the explanation given in the notice are reasonable, the licensee shall be deemed not to be in breach (to the extent only that such breach is attributable to the reduction in charges specified in the notice) of any limit on prices imposed by this Condition during the period beginning with the date on which the Authority receives the notice and ending with the date specified in a direction given pursuant to sub-paragraph (d) or, if no such direction is given, 28 days after the reduction in prices referred to in sub-paragraph (b)(i) takes effect.

     (d)  The Authority may give a direction

          (i) specifying the end of the period during which the licensee is deemed not to be in breach of the limits on prices imposed by this Condition on account of the change in charges specified in the notice (which period may be shorter or longer than 28 days from when the change in charges takes effect); and / or

          (ii) requiring the licensee to make such reductions in its Restricted Charges during such period as is specified in the direction as will secure that the licensee makes no significant gain as a result of its being deemed not to be in breach of any limit on prices imposed by this Condition.

Interpretation
--------------

20. In this Condition -

          (a)  all prices and revenue shall exclude value added tax (if any);

          (b) where published prices do not include an allowance for the fossil fuel levy, for the purposes of this condition such prices shall be adjusted to include the relevant fossil fuel levy;

          (c) any reference to the first relevant year means the relevant year commencing 1 April 1990 and any reference to the second relevant year and so on shall be construed accordingly;

          (d) in addition to the definitions given within this Condition the following term(s) shall have the following meaning :

               "Standard Domestic Charge" means that charge determined by the licensee during the tenth relevant year as specified for the Yorkshire area in Column 2 of Annex A to this Condition;

               "Domestic Economy 7 Charge" means that charge determined by the licensee during the tenth relevant year as specified for the Yorkshire area in Column 3 of Annex A to this Condition;

               "Restricted Charges" means the Standard Domestic Charge and the Domestic Economy 7 Charge taken together;

               "Prompt Payment Discount" means any discount or reduction, given in respect of the relevant year (quantified on the assumption of 3300 kWh annual consumption for a Standard Domestic Charge, and on the basis of 6600 kWh annual consumption for a Domestic Economy 7 Charge), for the prompt or timely payment of bills by cash or cheque, compared with the charge which would be made where payment is not made promptly or on time.


               "RPIt" means the percentage change (whether of positive or a negative value) in the arithmetic average of the Retail Price Index numbers published or determined with respect to each of the six months July to December (inclusive) in relevant year t-1 and the arithmetic average of the Retail Price Index numbers published or determined with respect to the same months in relevant year t-2.


               Ft means the rate of the fossil fuel levy prevailing from time to time


               Fd means the fossil fuel levy rate prevailing at 31 March in the previous relevant year. Hence for the purposes of the eleventh relevant year, Fd means 0.3.

ANNEX A

The Restricted Charges


                                   COLUMN 2                                 COLUMN 3
     COLUMN 1               STANDARD DOMESTIC CHARGE                 DOMESTIC ECONOMY 7 CHARGE
     --------               ------------------------                 -------------------------

  EASTERN AREA            Domestic General Tariff: Table 2          Domestic Economy 7 Tariff: Table 2

  EAST MIDLANDS AREA      Standard Tariff                           Economy 7 Tariff

  LONDON AREA             General Purpose Rate (Quarterly)          Economy 7 Rate (Quarterly)

  MANWEB AREA             Domestic `S'                              Economy 7

  MIDLANDS AREA           D1 Domestic Credit Meter Tariff           D5 Domestic Economy 7 Tariff

  NORTHERN AREA           Standard Domestic Tariff (D1)             Economy 7 Domestic Tariff (D1T)

  NORWEB AREA             D13 Domestic Tariff                       D56 Economy 7 Tariff

  SEEBOARD AREA           Standard Domestic                         Economy 7 Domestic

  SOUTHERN AREA           General Tariff (Quarterly)                Economy 7 Tariff (Quarterly)

  SOUTH WALES AREA        Domestic Standard Tariff (Quarterly)      Domestic Economy 7 Tariff (Quarterly)

  SOUTH WESTERN AREA      Domestic Tariff                           Economy  7 Tariff

  YORKSHIRE AREA          General Domestic (GD)                     Economy 7 (E7)


ANNEX B

Base Allowances


Pence per kWh (2000/01 prices)


                                COLUMN 2             COLUMN 3
    COLUMN 1                      BSD                  BE7
    --------                    --------             --------

  EASTERN AREA                   4.867                 3.766

  EAST MIDLANDS AREA             4.910                 3.767

  LONDON AREA                    4.953                 3.799

  MANWEB AREA                    5.158                 3.956

  MIDLANDS AREA                  4.917                 3.769

  NORTHERN AREA                  5.012                 3.833

  NORWEB AREA                    4.935                 3.799

  SEEBOARD AREA                  4.956                 3.812

  SOUTHERN AREA                  4.961                 3.805

  SOUTH WALES AREA               5.128                 3.893

  SOUTH WESTERN AREA             5.010                 3.833

  YORKSHIRE AREA                 4.968                 3.808

ANNEX C

Peak loss adjustment factors


                                    COLUMN 2                    COLUMN 3
    COLUMN 1               STANDARD DOMESTIC CHARGE    DOMESTIC ECONOMY 7 CHARGE
    --------               ------------------------    -------------------------
  EASTERN AREA                     1.0877                      1.0875

  EAST MIDLANDS AREA               1.0893                      1.0891

  LONDON AREA                      1.0931                      1.0928

  MANWEB AREA                      1.1487                      1.1481

  MIDLANDS AREA                    1.0880                      1.0876

  NORTHERN AREA                    1.0938                      1.0936

  NORWEB AREA                      1.0933                      1.0932

  SEEBOARD AREA                    1.0975                      1.0973

  SOUTHERN AREA                    1.0870                      1.0867

  SOUTH WALES AREA                 1.0915                      1.0913

  SOUTH WESTERN AREA               1.0839                      1.0838

  YORKSHIRE AREA                   1.1016                      1.1012

ANNEX D

Prompt payment discount weightings

                                     COLUMN 2            COLUMN 3
  COLUMN 1                             WSD                 WE7
  --------                             ---                 ---

  EASTERN AREA                        0.902               0.886

  EAST MIDLANDS AREA                  1.000               1.000

  LONDON AREA                         1.000               1.000

  MANWEB AREA                         0.424               0.401

  MIDLANDS AREA                       1.000               1.000

  NORTHERN AREA                       0.223               0.263

  NORWEB AREA                         1.000               1.000

  SEEBOARD AREA                       1.000               1.000

  SOUTHERN AREA                       0.495               0.503

  SOUTH WALES AREA                    1.000               1.000

  SOUTH WESTERN AREA                  0.520               0.520

  YORKSHIRE AREA                      0.314               0.262

ANNEX E

Band blocks


                                COLUMN 2                COLUMN 3
   COLUMN 1                      B1SD                     B1E7
   --------                      ----                     ----

  EASTERN AREA                   2283                     2076

  EAST MIDLANDS AREA             3300                     3000

  LONDON AREA                    3300                     3000

  MANWEB AREA                    3300                     3000

  MIDLANDS AREA                  3300                     3000

  NORTHERN AREA                  2272                     1344

  NORWEB AREA                    3300                     3000

  SEEBOARD AREA                  728                      1096

  SOUTHERN AREA                  2809                     3000

  SOUTH WALES AREA               3300                     3000

  SOUTH WESTERN AREA             3300                     3000

  YORKSHIRE AREA                 3300                     3000

ANNEX F

Prepayment meter surcharge


                                 COLUMN 2
    COLUMN 1                      (POUND)
    --------                      -------

  EASTERN AREA                     11.22

  EAST MIDLANDS AREA               15.00

  LONDON AREA                      15.00

  MANWEB AREA                      15.00

  MIDLANDS AREA                    15.00

  NORTHERN AREA                    15.00

  NORWEB AREA                      15.00

  SEEBOARD AREA                    15.00

  SOUTHERN AREA                    15.00

  SOUTH WALES AREA                 15.00

  SOUTH WESTERN AREA               15.00

  YORKSHIRE AREA                   15.00

SPECIAL CONDITION C:       [NO LONGER USED]
-------------------------------------------

SPECIAL CONDITION D:  INFORMATION  TO BE  PROVIDED  TO THE  AUTHORITY  IN
-------------------------------------------------------------------------
CONNECTION  WITH  THE  CHARGE RESTRICTION CONDITIONS
----------------------------------------------------

1.   [No longer used]


2.   [No longer used]


3. Not later than three months after the end of a relevant year the licensee shall send the Authority a statement, in respect of that relevant year, showing the specified items referred to in paragraph 5.


4.   The statement referred to in the preceding paragraph shall be:


     (a) accompanied by a report from the Auditors that in their opinion (i) such statement fairly presents each of the specified items referred to in paragraph 5 in accordance with the requirements of the charge restriction conditions and (ii) the amounts shown in respect of each of those specified items are in accordance with the licensee's accounting records which have been maintained in respect of each of the relevant separate business in accordance with standard condition 52 (Regulatory Accounts); and

     (b) certified by a director of the licensee on behalf of the licensee that to the best of his knowledge, information and belief having made all reasonable enquiries:


          (i)  [No longer used]

          (ii) there is no amount included in its calculations of allowed security costs under Special Condition E (Allowance in respect of security costs) which represents other than an amount permitted under the charge restriction conditions to be so included;

          (iii)no service has been treated as an excluded service which was not properly so treated and no amount included in the revenues in respect thereof represents other than bona fide consideration for the provision of the excluded service to which it relates;

          (iv) all amounts which should properly be taken into account for the purposes of the charge restriction conditions have been taken into account; and


          (v)  [No longer used].

5. The specified items to be contained in the statement referred to in paragraph 3 shall be the following:

     (a) the information referred to at paragraph 8 of Special Condition E (Allowance in respect of security costs);


     (b) the statements and information referred to in paragraph A4 and B2 of Schedule A;

6. Where the Authority issues directions in accordance with paragraph 9 of Special Condition E (Allowance in respect of security costs) or paragraphs A5 and B3 of Schedule A then such directions shall not have effect from a date earlier than the commencement of the relevant year to which the statement last furnished to the Authority pursuant to paragraph 3 prior to the issue of the directions related, unless such statement (or the accompanying report or certificate under paragraph 4) or any statement, report or certificate in respect of an earlier relevant year was incorrect or was misleading in any material respect.

7. Where the Authority issues such directions as are referred to in the preceding paragraph the Authority may require the licensee to provide a revised statement in respect of such of the specified items as may be affected by the directions, and the licensee shall comply with such request.

SPECIAL CONDITION E: ALLOWANCE IN RESPECT OF SECURITY COSTS
-----------------------------------------------------------

1. At any time during a security period, the licensee may give notice in writing to the Authority suspending, with effect from the date of receipt of the notice by the Authority, application of such of the charge restriction conditions as may be specified in the notice for the unexpired term of the security period.


2. At any time during a security period, the Authority may (having regard to its duties under the Act or under the Utilities Act 2000) by means of directions:


     (a) suspend or modify for the unexpired term of the security period the charge restriction conditions or any part or parts thereof; or


     (b) introduce for the unexpired term of the security period new charge restriction conditions;


     (c) in either case, so as to make such provision as in the opinion or estimation of the Authority is requisite or appropriate:


          (i) to enable the licensee to recover by means of increased charges an amount estimated as being equal to the licensee's allowed security costs during such period; and


          (ii) to ensure that such part of the amount referred to in sub-paragraph (i) above as is estimated as being equal to the allowed security costs incurred by the licensee as costs in its supply business is recovered by appropriate equitable increases in the charges made by the licensee in that business and the licensee shall comply with the terms of any directions so issued.

3. At any time following a security period, the Authority may (following such consultation with the licensee and others as the Authority may consider appropriate) issue directions suspending or modifying the charge restriction conditions or any part or parts thereof or replacing such directions as may have been made during the security period and introducing such new charge restriction conditions as in the opinion of the Authority are appropriate in all the circumstances (including at the Authority's discretion an appropriate adjustment having regard to any profit gained or foregone by the licensee during the security period), and the licensee shall comply with any directions so issued.


4. At any time within three months after the issue of directions by the Authority under paragraph 3, the licensee may serve on the Authority a disapplication request in respect of such of the charge restriction conditions or any part or parts thereof as are specified in the request.


5. If within three months of the receipt by the Authority of the disapplication request referred to in paragraph 4, the Authority has either not agreed in writing to such disapplication request or has not made a reference to the Competition Commission under Section 12 of the Act relating to the modification of the charge restriction conditions, the licensee may deliver one month's written notice to the Authority terminating the application of the charge restriction conditions (or any part or parts thereof) as were specified in the disapplication request.

6. Subject to paragraphs 7 and 9, the licensee shall in any relevant year be entitled to recover an aggregate amount equal to its allowed security costs in that year or (insofar as not previously recovered) any previous year, by means of appropriate equitable increases on the charges made by the licensee in its supply business.


7.   Paragraph 6 shall not apply in so far as such allowed security costs:

     (a)  were otherwise recovered by the licensee; or


     (b) were taken into account by the Authority in setting charge restriction conditions by means of directions issued under paragraph 3 above.


8. The licensee shall following the end of each relevant year provide to the Authority, as being one of the specified items to be contained in the statement referred to at paragraph 4 of Special Condition D (Information to be provided to the Authority in connection with the charge restriction conditions), details in respect of that relevant year of:


     (a)  the amount of the licensee's allowed security costs; and


     (b) the aggregate amounts charged under paragraph 6 on account of the licensee's allowed security costs; and


     (c) the bases and calculations underlying the increases in charges made by the licensee in its supply business under paragraph 6.

9. Where the Authority is satisfied that the licensee has recovered amounts in excess of the allowed security costs, the Authority may issue directions requiring the licensee to take such steps as may be specified to reimburse customers of the supply business for the excess amounts charged to them, and the licensee shall comply with any directions so issued provided that if the excess amounts relate to allowed security costs paid to any authorised electricity operator, the licensee shall not be obliged to make any such reimbursement unless and until it has recovered such costs.

10. No amounts charged by the licensee under this Condition (whether or not subsequently required to be reimbursed) shall be taken into account for the purpose of applying the supply charge restriction provisions of Special Condition B (Restraints on Supply Charges).

11. In this Condition:

    "allowed security cost"

                    shall have the meaning ascribed to that term in the Fuel Security Code.

     "security period"

                    means a period commencing on the date on which any direction issued by the Secretary of State under Section 34(4)(b) of the Act enters effect and terminating on the date (being not earlier than the date such direction, as varied, is revoked or expires) as the Authority, after consultation with such persons (including without limitation, licence holders liable to be principally affected) as he shall consider appropriate, may with the consent of the Secretary of State by notice to all licence holders determine after having regard to the views of such persons.

SPECIAL CONDITION F: DURATION OF CHARGE RESTRICTION CONDITIONS
--------------------------------------------------------------

1. The charge restriction conditions shall apply so long as this licence continues in force but shall cease to have effect (in whole or in part, as the case may be) if the licensee delivers to the Authority a disapplication request made in accordance with paragraph 2 and:


     (a)  the Authority agrees in writing to the disapplication request; or


     (b) their application (in whole or in part) is terminated by notice given by the licensee in accordance with either paragraph 4 or paragraph 5.


2. A disapplication request pursuant to this Condition shall (a) be in writing addressed to the Authority, (b) specify the charge restriction conditions (or any part or parts thereof) to which the request relates and (c) state the date from which the licensee wishes the Authority to agree that the specified charge restriction conditions shall cease to have effect.


3. Save where the Authority otherwise agrees, no disapplication following delivery of a disapplication request pursuant to this Condition shall have effect earlier than that date which is the later of:


     (a)  a  date  being  not  less  than  18  months  after   delivery  of  the
          disapplication request; and


     (b)  31st March 2002.

4. If the Authority has not made a reference to the Competition Commission under Section 12 of the Act relating to the modification of the charge restriction conditions before the beginning of the period of 12 months which will end with the disapplication date, the licensee may deliver written notice to the Authority terminating the application of such charge restriction conditions (or any part or parts thereof) as are specified in the disapplication request with effect from the disapplication date or a later date.

5. If the Competition Commission makes a report on a reference made by the Authority relating to the modification of the charge restriction conditions (or any part or parts thereof) specified in the disapplication request and such report does not include a conclusion that the cessation of such charge restriction conditions, in whole or in part, operates or may be expected to operate against the public interest, the licensee may within 30 days after the publication of the report by the Authority in accordance with Section 13 of the Act deliver to the Authority written notice terminating the application of such charge restriction conditions with effect from the disapplication date or later.

6. A disapplication request or notice served under this Condition may be served in respect of a specified geographic area.

SCHEDULE A. SUPPLEMENTARY PROVISIONS OF THE CHARGE RESTRICTION CONDITIONS

Part A. Principles for Attribution
----------------------------------

General Principles
------------------

A1. Where for the purposes of the charge restriction conditions, a share of costs borne by the licensee requires to be attributed to any part of the market, the licensee shall make that attribution on a basis which ensures that no more than a fair proportion of those costs, reflecting the costs incurred by the licensee in supplying that part of the market, are so attributed.


A2. The following paragraphs of this Part of Schedule A are without prejudice to paragraph A1.


Fossil Fuel Levy and payments in lieu thereof
---------------------------------------------

A3. The fossil fuel levy requiring to be attributed to supplies to domestic customers shall be attributed on the basis of the amount of the levy incorporated in the prices actually charged or to be charged by the licensee on supplies to such customers in the relevant year in respect of which the attribution falls to be made. Amounts in lieu of the fossil fuel levy in respect of purchases of electricity other than leviable electricity requiring to be calculated and then attributed to supplies to domestic customers in any relevant year for the purposes of Special Condition B (Restraints on Supply Charges) shall:


     (a)  be calculated as being such amounts as correspond to the lesser of:


          (i) the premium actually payable (measured on an accruals basis) by the licensee during the relevant year on purchases of electricity other than leviable electricity as representing the benefit to the licensee of being able to treat such electricity as being other than leviable electricity for the purposes of Section 33 of the Act and Regulations thereunder; and


          (ii) the additional amount that would have been payable (measured on an accruals basis) by the licensee in respect of the fossil fuel levy pursuant to Regulations made under Section 33 of the Act had such electricity been leviable electricity; and


     (b) be attributed to supplies to domestic customers pro rata to the amount which the quantity supplied to domestic customers bears to the total quantity supplied (in each case in the relevant year in respect of which the attribution falls to be made) or on the basis of the amount referred to in paragraph (a) incorporated in the prices actually charged or to be charged by the licensee on supplies to such customers in the relevant year in respect of which the attribution falls to be made or on such other basis of attribution as the licensee shall previously have agreed with the Authority.

Information to be provided by licensee
--------------------------------------

A4. The licensee shall following the end of each relevant year furnish to the Authority, as being one of the specified items to be included in the statement referred to at paragraph 3 of Special Condition D (Information to be provided to the Authority in connection with charge restriction conditions), a statement confirming that the calculation of amounts in lieu of the fossil fuel levy and the attribution of the fossil fuel levy and amounts in lieu thereof was made in accordance with the provisions of this Part of Schedule A, accompanied (where appropriate) by:

     (a)  a statement of the total amounts  attributed  to domestic  customers ;
          and

     (b) copies of statements prepared under paragraph 1 of Special Condition D (Information to be provided to the Authority in connection with charge restriction conditions) and an explanation of the basis therefor.

A5. Where the Authority is satisfied that the basis of calculation or attribution (as the case may be) used by the licensee is not in conformity with paragraph A1, the Authority may issue directions specifying an alternative basis of calculation or attribution, and the basis of calculation or attribution by the licensee (as the case may be) shall be adjusted accordingly with effect from the date of issue of the directions or (subject to paragraph 6 of Special Condition D (Information to be provided to the Authority in connection with charge restriction conditions)) such other date as may be specified in those directions.

Part B. Excluded services
-------------------------

B1. Subject to paragraph B3, a service provided by the licensee as part of its supply business may be treated as an excluded service in so far as it consists of the provision of services for the specific benefit of customers requesting the same and not made available by the licensee as a normal part of such business. For the avoidance of doubt, the provision of facilities for prepayment may not be treated as an excluded service.

Information to be provided to the Authority
-------------------------------------------

B2. The licensee shall following the end of each relevant year furnish to the Authority, as being one of the specified items to be included in the statement referred to at paragraph 3 of Special Condition D (Information to be provided to the Authority in connection with charge restriction conditions), details specifying separately the nature of all services provided as part of its or supply business by the licensee and treated as excluded services by the licensee during the course of such year and stating the revenues derived by the licensee in respect of each such service so treated.

Directions
----------

B3. Where the Authority is satisfied that in light of the principles set out in paragraph B1 any service treated by the licensee as an excluded service should not be so treated, the Authority shall issue directions to that effect, and the service or services specified in the directions shall cease to be treated as excluded services from the date of issue of the directions or (subject to paragraph 6 of Special Condition D (Information to be provided to the Authority in connection with charge restriction conditions)) such other date as may be specified in the directions.

SPECIAL CONDITION G: RESTRICTION ON SELF-SUPPLY
-----------------------------------------------

1.   The licensee shall not at any time after this Condition comes into effect:

     (a) enter into any new electricity purchase contract or other equivalent agreement or arrangement (directly or indirectly) with an electricity generator which is an affiliate or a related undertaking of the licensee for the benefit of that part of the licensee's business which comprises the supply of electricity to former designated customers within the supply services area specified in Schedule 3; or


     (b) make or permit (without the prior consent of the Authority) any material variation of any electricity purchase contract or other equivalent agreement or arrangement entered into for the benefit of that part of the licensee's business referred to in paragraph 1(a) to which an affiliate or a related undertaking of the licensee is a party.

2.   For the purpose of this Condition:

          "former designated customer" means a customer who would have fallen within the definition of "designated customer" (as defined in the public electricity supply licence previously granted to Yorkshire Electricity Group Plc in the form of that licence in force on 27 September 2001) and who is supplied by the licensee.

3. Subject to paragraph 4, the Authority may in writing direct that this Condition shall cease to have effect in this licence on:

     (a) the date on which any of Special Conditions B to F is first modified by the Authority; or

     (b) any date thereafter which is specified in a direction given by the Authority to the licensee for the purpose of this paragraph.

4. The Authority may not give a direction under paragraph 3 unless it has first:

     (a) given not less than 28 days notice of its intention to give the direction in such a manner as the Authority considers appropriate for the purpose of bringing the notice to the attention of persons likely to be affected by it;

     (b) sent a copy of such notice to the licensee, all other licensed suppliers, and the Consumer Council; and

     (c) duly considered all objections or representations received by the Authority after the date of publication of the notice which are not withdrawn.

                                   SCHEDULE 1

                                 SPECIFIED AREA

                                  Great Britain

                                   SCHEDULE 2

                                   REVOCATION

1. The Authority may at any time revoke the licence by giving no less than 30 days' notice (24 hours' notice, in the case of a revocation under sub-paragraph 1(f)) in writing to the licensee:

     (a) if the licensee agrees in writing with the Authority that the licence should be revoked;

     (b) if any amount payable under standard condition 4 (Payments by the licensee to the Authority) is unpaid 30 days after it has become due and remains unpaid for a period of 14 days after the Authority has given the licensee notice that the payment is overdue - provided that no such notice shall be given earlier than the sixteenth day after the day on which the amount payable became due;

     (c)  if the licensee fails:

          (i) to comply with a final order (within the meaning of section 25 of the Act) or with a provisional order (within the meaning of that section) which has been confirmed under that section and (in either case) such failure is not rectified to the satisfaction of the Authority within three months after the Authority has given notice in writing of such failure to the licensee - provided that no such notice shall be given by the Authority before the expiration of the period within which an application under section 27 of the Act could be made questioning the validity of the final or provisional order or before the proceedings relating to any such application are finally determined; or

          (ii) to pay any financial penalty (within the meaning of section 27A of the Act) by the due date for such payment and such payment is not made to the Authority within three months after the Authority has given notice in writing of such failure to the licensee - provided that no such notice shall be given by the Authority before the expiration of the period within which an application under section 27E of the Act could be made questioning the validity or effect of the financial penalty or before the proceedings relating to any such application are finally determined;

     (d)  if the licensee fails to comply with:

          (i) an order made by the Secretary of State under section 56, 73, 74 or 89 of the Fair Trading Act 1973; or

          (ii) an order made by the court under section 34 of the Competition Act 1998;

     (e)  if the licensee:

          (i)  has ceased to carry on the supply business;

     (ii) has not commenced carrying on the supply business within 5 years of the date on which the licence comes into force;

(f)      if the licensee:

          (i) is unable to pay its debts (within the meaning of section 123(1) or (2) of the Insolvency Act 1986, but subject to paragraphs 2 and 3 of this schedule) or has any voluntary arrangement proposed in relation to it under section 1 of that Act or enters into any scheme of arrangement (other than for the purpose of reconstruction or amalgamation upon terms and within such period as may previously have been approved in writing by the Authority);

          (ii) has a receiver (which expression shall include an administrative receiver within the meaning of section 251 of the Insolvency Act
               1986) of the whole or any material part of its assets or undertaking appointed;

          (iii)has an administration order under section 8 of the Insolvency Act 1986 made in relation to it;

          (iv) passes any resolution for winding-up other than a resolution previously approved in writing by the Authority; or

          (v) becomes subject to an order for winding-up by a court of competent jurisdiction; or

(g) if the licensee is convicted of having committed an offence under section 59 of the Act in making its application for the licence.

5. For the purposes of sub-paragraph 1(f)(i), section 123(1)(a) of the Insolvency Act 1986 shall have effect as if for "(pound)750" there was substituted "(pound)100,000" or such higher figure as the Authority may from time to time determine by notice in writing to the licensee.

6. The licensee shall not be deemed to be unable to pay its debts for the purposes of sub-paragraph 1(f)(i) if any such demand as is mentioned in section 123(1)(a) of the Insolvency Act 1986 is being contested in good faith by the licensee with recourse to all appropriate measures and procedures or if any such demand is satisfied before the expiration of such period as may be stated in any notice given by the Authority under paragraph 1.

                                   SCHEDULE 3

                              SUPPLY SERVICES AREA


The supply services area shall comprise that area which is outlined on the attached map and shall additionally include those premises listed in List A (the "Additional Premises") but shall not include those premises listed in List B (the "Excluded Premises").

A:   ADDITIONAL PREMISES


    Address                                 Grid Ref:
    -------                                 ---------

    Mine                                    SE 6040 4045
    Stillingfleet Moor
    Stillingfleet
    Near York
    YO4 6HX

    Mine                                    SE 6475 4431
    North Selby
    New Road
    Escrick
    YO4 6EY


B:  EXCLUDED PREMISES

    Address                                 Grid Ref:
    -------                                 ---------

    None